GRAND PEAK CAPITAL CORP.

Technical Report on Au-Cu-Ni-PGE Potential of the Nico Property

32E01 NTS Sheet

Central Abitibi, Québec

  Peridotite sill on Nico Property

Andre Ciesielski, P. Geo.

Mario Justino, P. Geo.

Montréal, October 2008

2. TABLE OF CONTENTS

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

List of Figures

List of Tables

Table	Page
I : Rock assay statistics	18

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Abbreviations

CARDS : DIAGNOS’ proprietary Computer Aided Resource Detection System
GPS : Geographic Positioning System
GM : Statutory mining report
MMI : Mobile Metal Ion
MRNF (Québec) : Ministère des Ressources Naturelles & Faune du Québec
NAD : North American Datum
NSR : Net Smelter Return
SIGEOM : Système d’Information Géographique Minière
UTM : Universal Transverse Mercator
g : gram
g/t : gram per metric ton
km : kilometre
m : metre
ppm : parts per million
°C : degree centigrade

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

3. SUMMARY

The Nico property is a grassroots exploration project located in central Abitibi belt in proximity to the interpreted Harricana Fault Zone. It has potential for shear zone-hosted gold and Ni-Cu PGE mineralization in ultramafic sills. Most of the previous work on the area has been limited to geophysical surveys, given the thick glacial overburden and scarce outcrop.

The gold, nickel, copper, and PGE potential of the ultramafic sills on the Nico property is under evaluation by DIAGNOS. A first phase exploration program comprising surface geology and rock and soil sampling is near completion and revealed gold and base metal anomalies near lithological contacts. It should lead to further investigation using geophysics and definition of drill targets.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

4. INTRODUCTION & TERMS OF REFERENCE

Introduction

At the request of DIAGNOS Inc., the author was contracted to complete a technical report on the Nico property located north of the town of Amos, Abitibi, some 500 km northwest of Montréal, Québec.

DIAGNOS used its proprietary Computer Aided Resource Detection System (CARDS) to target the mineral potential of the Abitibi Subprovince and generated copper, gold, and nickel targets covering several NTS map sheets in the Abitibi. Nickel targets over ultramafic sills, which straddle NTS map sheets 32E/01 and 32F/04, led to map staking of prospective ground, including claims of the Nico project.

DIAGNOS inc. subsequently optioned the Nico project to LUCKY MINERALS INC., a wholly-owned subsidiary of GRAND PEAK CAPITAL CORP.

Mandate and Objectives

This report independently describes the exploration work carried out on the Nico property in 2008 by DIAGNOS and assesses the potential for nickel, gold and other base metal mineralization. The work consisted mostly of surface detail geological mapping and sampling. This report also allows a synthesis of existing data over the property area and sets out recommendations for additional work.

Working Frame

This report is produced according to the Canadian National Instrument 43-101 (NI 43-101) guidelines. In the following, the author referred to historical public data including assessment GM reports and geological, geochemical, and geophysical compilations, available online from SIGEOM and GESTIM (Québec Ministère des Ressources Naturelles & Faune, MRNF website mrn.gouv.qc.ca/mines/geologie) and to all information gathered during the 2008 DIAGNOS exploration program. The author of this report, André Ciesielski P.Geo., conducted a site visit of the Nico property on the 25th and 26th of September 2008.

Acknowledgements

In July 2008, a crew of DIAGNOS geologists, headed by Benoit Massé, carried out exploration work on the Nico property. Exploration was planned and supervised by Mario Justino, co-author of parts of this report.

The first author wishes to thank Benoit Massé for his assistance in the field, during the site visit of the Nico property, and Mario Justino for providing all pertaining documents.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

System of Measures

The metric system is in effect in this report. The reference system used on the GPS is NAD 83 in the Transverse Mercator projection, UTM, Zone 17 N.

5. RELIANCE ON OTHER EXPERTS

In the course of this study, the author uses mainly excerpts and data from various geological and statutory reports. The author has not taken any action to verify or assess reported grades and metal concentrations, other than assessing the rationale used in the various reports. If not commented, the author considers the documentary sources as reliable, technically valid and usable with some restriction related to the present frame of work and the experience of the author. Moreover, the author relied on exploration works carried out by DIAGNOS in 2008.

Field information and samples were obtain and processed according to industry standards. Nickel targets on the Nico property were generated using DIAGNOS proprietary Computer Aided Resource Detection System (CARDS).  Generation of these targets using "data mining techniques" was carried out by the "CARDS team" at DIAGNOS consisting of Adil Belhouari, M. Sc., Business Intelligence Specialist; by Isabelle D'Amours, Ing. M.Sc. A., geophysicist; with the collaboration and under the supervision of Houssem Ben Tahar, Eng. Statistics, M.Sc., Vice-President, Development and Business Intelligence at DIAGNOS.

The author and co-author of this report have relied on the opinion and work of the "CARDS team" at DIAGNOS responsible for target zone generation using CARDS.  The methodology, validity, and any representations made upon such targets is and remains the sole responsibility of the "CARDS team."

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

6. PROPERTY DESCRIPTION & LOCATION

Location & Permit Coordinates

The Nico property comprises 51 map designated claims, totalling 2083 hectares, in two non-contiguous, blocks: Nico West and Nico East (Figure 2). Nico West straddles the boundary between Maizerets and Dalet Townships, is comprised of 34 claims totalling 1369 hectares, and extends about 4.9 km north and 4.4 km east. Nico East lies within Maizerets Township, is comprised of 17 claims totalling 714 hectares, and extends about 3.2 km north and 3.1 km east. Nico East is located 1.6 km east of Nico West.

The list of claims, including permit numbers and area covered, is presented in Appendix I. The following claims from 2086442 to 2086492 are registered under the name of DIAGNOS (100%) and all have an expiry date of May 25, 2009.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Property Title & Option Agreement

In June 20, 2007, GRAND PEAK CAPITAL CORP., through its subsidiary LUCKY MINERALS Inc., entered into an agreement with DIAGNOS to acquire a 100% interest in the Nico claims under the following terms:
-	payment of $20,000 in cash,
-	on discovery of an economic deposit, payment of a bonus of $70,000 in shares and a 2% NSR. A1% NSR may be purchased for $1,000,000 at any time within five years of the discovery.
-	to undertake the drilling of at least three exploration holes.

Location of Mineralized Zones

In the vicinity of the Nico property, the main mineralized zone, the Abitibi Asbestos deposit, is located 4 km east of the eastern block of claims and composed of asbestos fiber in folded serpentinized peridotite (Figure 8). Evaluation by W.N.Ingham in 1967 and 1970 mentioned possible 100 million tons of ore, covered by 30 to 40 m of glacial till, extractable in an open pit operation (See MRNF GM 21313 and GM 25963). There is no mine workings or abandoned mine and related tailing or waste deposit on the property.

Mining Law

The Nico property is subject to the Mining Law of the Province of Québec.

Surface Rights, Environment & Other Permits

To the best knowledge of the author, the Nico permit is not subject to any other surface rights than those related to environmental protection of the mining law. To the knowledge of the author, the property has not been legally surveyed. The author doesn't have information regarding environmental liabilities on the property.

7. ACCESS, RESOURCES, INFRASTRUCTURE, CLIMATE & PHYSIOGRAPHY

Access, Infrastructure, Resources

The Nico property can be accessed by all weather gravel roads and a network of logging roads. An all weather gravel road starts off Highway 109, some 20 km north of Amos, runs for 45 km north and ends at the southern edge of the Nico property (Figure 2).  The Harricana River runs northward and passes within 1 km of the eastern edge of Nico East. The river and its banks are subject to constraints under a Proposed Protected Area designation by Arrêté ministerial 2004-020 (Minister’s Order 2004-020). A major power line runs beside Highway 109. Although lumbering left a good network of gravel roads in the area, both Nico West and Nico East are now covered by overgrowth, which in places is very thick.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Topography, Hydrographic Patterns

Topography of the area is generally flat with swampy areas, meandering streams, and slightly more elevated areas. Elevation varies between 280 and 315 m above mean sea level. Located some 2 km northwest of Nico West, Mont Douaumont, with an elevation of 460 m above mean sea level, is the highest elevation in the area surrounding the property (Figure 2).

The region is covered by thick glacial overburden except for protruding hills, hampering mapping and exploration efforts. Outcrop exposure is scarce to non-existent, except in deeper river valleys.

Population, Climate, Vegetation, Fauna

Amos, population 12584, is the closest major town to the project area (Figures 1 and 3). It is the Regional County Municipality seat of the Abitibi Regional County Municipality and has a major industrial park with two sectors in development. The economy of Amos and larger area includes the services sector (65%), agriculture, forestry, and mining. The area has cold winters and mild summers. Average winter temperatures, from December to February, range from -12°C to -16°C with average snow cover from 42 cm to 68 cm; average summer temperatures, from June to August, range from 14°C to 17°C. In the region, annual precipitation averages 928 mm. The forestry cover is typical of central Abitibi composed of primary poplars and conifers. The fauna comprises large mammals like moose and bears, smaller species, birds and fishes typical of southern boreal areas.

8. HISTORY

Previous Mapping and Prospecting

Much of the previous work conducted on the Nico property has been limited to geophysical surveys and geological mapping. A list of compiled assessment reports on the Nico West and Nico East are included in Appendix II.

Exploration work in the area of the claim group dates back to the 1950’s. Work carried out prior to the 1980’s was primarily on large magnetic anomalies associated with ultramafic sills. Since 1980, work has focused on the gold potential of the area following the discovery and opening of the Géant Dormant (Sleeping Giant) gold mine, which is located 10 km east-southeast of Nico East. In 1988, IMCO Resources Ltd. explored for gold, platinum group elements (PGE), and nickel in the Abitibi Asbestos peridotite sill, located 3.5 km east of Nico East, and in surrounding volcanic rocks. The following are brief descriptions of highlights of previous work in the general vicinity of the Nico property (reports in bold overlay the Nico project):

1948-1949                      Regional cartography by M.Tiphane for the Ministère des Mines du Québec.
He described pyrite in shear zones. He also described chrysotile associated with serpentinized peridotites.

1957-1959                      Kennco Explorations (Canada) Limited (GM07319, GM14570, GM39821, GM06398) carried out airborne magnetic and EM surveys, ground geophysical surveys, stream geochemical surveys, and mapping over a wide area that included claims in the Maizerets and Soissons Townships. Diamond drilling was limited to 6 holes.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

1966                      Landsdown Exploration drilled 11 holes in the Abitibi Asbestos sill, located 3.5 km east of Nico East, and intersected weakly serpentinized peridotite (GM18139, GM22559).

1967                      Ingham described the Abitibi Asbestos Mining Corporation claims using 10 drill holes (Figure 8). In a preliminary pre-feasibility study, the author calculated 26 million tons of chrysotile fiber ore and provided technical and economical data on open pit mining and fiber ore processing (GM21313).

1968                      Compilation report was undertaken by Abitibi Asbestos Mining Corporation (GM22249).

1970                      Ingham (GM25963) described the geology and structure of the Asbestos Deposit of the Abitibi Asbestos Mining Corporation, located 4 km east of Nico East. Some 75,000 ft of drilling in 93 drill holes outlined open pit ore reserves of over 100 million tons of peridotite-bearing chrysotile cross fiber.

1975-                                Aerodat Limited conducted airborne EM surveys for the Abitibi Asbestos Mining Company.

1976                      Discovery of the Géant Dormant (Sleeping Giant) Mine located some 10 km E-SE of the Nico East (Figure 4).

1978-                                Abitibi Asbestos Mining Company undertook a drilling campaign on peridotite sills in search for chrysotile.

1978                      Québec government INPUT survey was conducted by Questor Surveys Ltd.

1980                      The Ministère de l’Énergie et des Ressources du Québec completed a regional geochemical survey.

1980 to 1983                                Michel Hocq conducted regional mapping for the Ministère de l’Énergie et des Ressources du Québec. Hocq (DP-83-25) described a NW-SE trending, pyrite-rich, schistose “ankeritized”  band, 300 m wide and at least 2.6 km long, along the banks of the Harricana River, at the junction with the Tanshell River. This “ankeritized” band is located 5 km north of Nico East.

1986                      IMCO Resources Ltd. (GM43964) conducted line cutting, a MaxMin survey and drilled three holes. Although no significant gold assays were obtained, several zones of shearing, alteration and sulphide mineralization were outlined in the volcanic rocks north of the Abitibi Asbestos peridotite sill. Beaudry (GM43964) noted that the geological context compared favorably to the stratigraphy around the Sleeping Giant deposit.

1988                      IMCO Resources Ltd. (GM46604) conducted line-cutting, geophysics, and diamond drilling. The object of the work was to prospect for gold, PGE, and nickel in the Abitibi Asbestos peridotite and surrounding volcanic rocks. Drilling indicated that the Abitibi Asbestos peridotite is cut by several shear zones. Drill hole IM88-05, drilled to intersect the NW extension of a structure intersected by Peron Gold Mines, returned 6.9 g/t Au over 1 m.

1989                      Placer Dome Inc. (GM48370) conducted reconnaissance geology, an IP survey, overburden drilling, and diamond drilling. NW-SE and E-W polarization axes are inferred to correspond to shear zones. Hole P-317-03 (Figure 8) cut peridotite with average values of 1200 to 1600 ppm Ni; Hole P-317-06 (Figure 8) returned 1070 ppb Au and  0.2 ppm Ag over 0.93 m in peridotite; and, 14.5 ppm Ag over 0.88 m in mafic units.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

1993                      Explorations Noranda Ltee. (GM52473) drilled a single hole located on the south margin of the Harricana River on the NW-SE trending, pyrite-rich, schistose “ankeritized” band noted by Hocq (DP-83-25). Hole HA-93-01, 333.45 m deep, intersected a 49.1 m zone averaging 39.1 ppb Au: including 309 ppb Au / 1.5 m, 206 ppb Au / 0.7 m, and 103 ppb Au / 1.5 m. Trace to anomalous Au values occur in sheared magnetic basalt (1-2% Py) (20 m) and sheared sericite syenite (2% Py) (10 m).

1999                      Cambior Exploration Canada Inc. (GM 57403) carried out a helicopter Mag-EM (T.H.E.M.) survey over the area of hole HA-93-01.

1999                      Cambior Exploration Canada Inc. (GM58567) conducted reconnaissance mapping and outcrop sampling program along a 2.5 km stretch of the Harricana River shoreline in the vicinity of drill hole HA-93-01, drilled by Noranda in 1993. A total of 44 rock samples were collected and sent for assay. Best Au results include the following: 1.32 g/t, 0.62 g/t, 0.227g/t, 0.195 g/t. Of the 44 samples collected, 19 samples had Au assays equal to or greater than 0.015 g/t (15 ppb).

2002                      Cambior Exploration Canada Inc. (GM59928), in an attempt to better delineate the shear zone intersected by drill hole HA-93-01, undertook ground magnetic and IP surveys over the area it sampled in 1999 (GM58567). Geophysical work indicated that the NW-SE trending shear zone is cut and strongly affected by N-S and E-W faults.

2003                      Cambior Exploration Canada Inc. (GM60850) followed its 1999 work with a drilling campaign of 5 diamond drill holes, HA03-01 to HA03-05, totaling 825 m. The purpose of this work was to verify five IP anomalies associated with the NW-SE Harricana deformation corridor, intersected by drill hole HA-93-01. Highlights include the following:
HA03-02: 0.528 g/t Au / 1.2 m, 0.173 g/t Au / 1.5 m,  0.105 g/t Au / 1.5 m, 0.102 g/t Au / 1.5 m; last 16.6 m of hole average 0.030 g/t (30 ppb) Au.
HA03-03: cut a fracture to shear zone with anomalous Au values, 0.021 g/t to 0.077 g/t, over some 30 m.

2007                      Cadiscor Resources Inc. signed an agreement with IAMGOLD Corporation that provides Cadiscor with an option to acquire a 100% interest in the Sleeping Giant Mine and its related milling facilities (Cadiscor Resources Inc. website, press release dated October 9, 2007).

A single diamond drill hole (EM-88-4) was drilled in the claims of the Nico project. In 1988, Ebony Gold Mines (GM 47853) drilled a hole, 121 m deep, in basaltic rock in the southern part of Nico East. No mineralization was intersected. A single sample was sent for gold assay with no result.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

9. GEOLOGICAL SETTING

Regional Geological Context

The Nico property is located within the first volcanic cycle of the Northern Volcanic Zone (NVZ) (Chown et al., 1992) of the Abitibi subprovince: an Archean greenstone belt, which hosts some of the richest mineral deposits of the Superior Province (Figure 3).

Chown et al. (1992) divided the Abitibi subprovince into a Northern Volcanic Zone (NVZ) and a Southern Volcanic Zone (SVZ) on the basis of distinct volcano-sedimentary successions, related plutonic suites, and precise U-Pb age determinations (Figure 3). The NVZ was further subdivided into (i) a Monocyclic Volcanic Segment (MVS) composed of an extensive subaqueous basalt plain with scattered felsic volcanic complexes (2730-2725 Ma), interstratified with or overlain by linear volcaniclastic sedimentary basins; and (ii) a Polycyclic Volcanic Segment (PVS) comprising a second mafic-felsic volcanic cycle (2722-2711 Ma) and a sedimentary assemblage with local shoshonitic volcanic rocks.

The MVS is described as a 1 to 3 km thick subaqueous basalt plain assemblage (Chown et al., 1992) dominantly composed of massive, pillowed, and brecciated basalts of tholeiitic composition, with locally developed basaltic komatiites. The NVZ, shows banded iron-formation and chert with volcaniclastic deposits locally interstratified  with basalts. Dispersed throughout the NVZ are small to large (0.2-5 km thick) subaqueous felsic edifices of massive to brecciated rhyolitic to rhyodacitic lava flows (Chown et al., 1992). Volcanic rocks are overlain by sedimentary assemblages of turbidites with intercalated volcanogenic conglomerates, shale, banded iron-formation, and chert (Chown et al., 1992).

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

The volcano-sedimentary sequence of the NVZ is intruded by synvolcanic (2722 – 2714 Ma) and  syntectonic plutons (2703 -2690 Ma). The large synvolcanic plutons, composed of diorite, tonalite, and leucotonalite, commonly occur in the cores of anticlines and regional structures wrap around these rigid bodies (Chown et al., 1992). Syntectonic plutons, composed of monzodiorite, tonalite, and granodiorite, are elongate parallel to the predominant tectonic fabric of the belt and occur mostly at the interface between synvolcanic plutons or mafic stratiform complexes and supracrustal rocks (Chown et al., 1992).

From 2708 to 2685 Ma, rocks of the NVZ were affected by a continuum of deformational events (D1-D6), consistent with a major north-south compressional event, that generated the following structural features: (1) east trending, sub vertical, regional folds with an axial planar schistosity; (2) major east trending, 1 to 4 km wide reverse shear zones of regional extent, such as the Laflamme shear zone and, (3) 1 to 5 km wide, southeast trending deformation zones such as the Harricana shear zone (Figures 4; Chown et al., 1992; Daigneault, 1996; Gaboury 1999).

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Local Geological Context

The Nico property lies at the junction of areas mapped by M.Hocq at 1:100 000 and 1:50 000 scale (MRNF DP 851 (1981), DP-82-05 (1982), DP-83-25 (1983), ET-82-01). The area is essentially underlain by pillowed and massive mafic flows, mafic flow breccias, felsic tuffs to lapilli tuffs, mafic tuffs and minor sedimentary rocks. The volcanic sequence is intruded by ultramafic sills and diabase dykes. Within 1 to 5 km of plutonic contacts, mafic volcanic rocks have been metamorphosed to amphibolite facies.

The fabric of mafic volcanic rocks is concordant with the contacts of surrounding plutons (Figure 4). Hocq (1982) noted that mafic volcanic rocks, east and west of the Harricana River, are generally oriented E-W. However, observed deformation features appear to indicate fault zones oriented NW-SE are present in the Harricana River valley: possibly a series of sub-parallel fault zones separated by several kilometres.

The Nico property is mostly underlain by mafic volcanic rocks intruded by a series of ultramafic sills (Figure 5). Due to very poor exposure, much of the geology of the property is interpreted from airborne magnetic surveys: ultramafic sills display very strong magnetic signatures (Figures 6). Sparse outcrops exposed along the Harricana River consist mostly of massive to pillowed basalts. East of the Nico property, narrow shear zones in basalts are oriented SW, NW, and NE (GM48370).

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

The magnetic signature of the area shows distinct anomalies related to ultramafic rocks that given a thick glacial cover, was partly used to define the limit of the various units with the surrounding basic volcanic rocks (Figure 6). The anomalies and the ultramafic units considered as large sills are affected by kilometre scale north-trending folds that were mapped in the Abitibi Asbestos deposit area. To the south, smaller folded structures trending to the southwest are possibly continuous with the ultramafic sills and disappear before the Laflamme main shear zone located near E-W contact between metasedimentary and metavolcanic sequences. The reader should refer to 32E01 and 32E08 vertical magnetic gradient map and to the recent geological compilation currently being done by the MRNF.

Ingham (1967; 1970) (GM21313, GM25963) described the geology and structure of the ultramafic units host to the Abitibi Asbestos mine, located 3.5 km east of the Nico property (Figure 8). The ultramafic rocks occur as complexly southeasterly-plunging folded stock and sill-like bodies that intruded mafic volcanic and sedimentary rocks. Chrysotile veins up to 15 cm wide occur in highly serpentinized peridotite. 92 million tons of asbestos ore grading 3.5% was measured using 93 drill holes totalizing 22900 m (see MRNF fiche de gîte 32E01-0010). Ingham (1970) (GM25963) also describes units of rhyolite, dacite, slate, chert (or pyroclastic), diorite, and pyroxenite from drill cores. Seven samples taken from serpentinite assayed 0.21% to 0.34% Ni per ton; however, no nickel sulphides were identified.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

10. DEPOSIT TYPES

Magmatic Ni-Cu Sulphide Deposits

A wide group of deposits containing nickel, copper and platinum group elements (PGE) occurs as sulphide concentrations associated with a variety of mafic and ultramafic magmatic rocks. Nickel and copper economic minerals occur as sulphide-rich ores that are associated with differentiated mafic and/or ultramafic sills and stocks and ultramafic (komatiitic) volcanic flows and sills. Part of these sulphides may also be remobilized from host metasedimentary or volcanic rocks.

The main target of exploration on the Nico property are magmatic Ni-Cu sulphides that may concentrate in the contact zone between ultramafic sills and tholeiitic flows where deformation and rheologic contrast in many cases induce intense faulting and may remobilize existing sulphide into widespread brecciation (Eckstrand, 2007) . The nickel, copper, and PGE potential of the ultramafic sills on the Nico property has not been fully evaluated. Exploration work on the Abitibi Asbestos chrysotile-rich peridotite sill, located 3.5 km east of the Nico property, showed limited results:
-	Although no nickel sulphides were identified, Ingham (1970) (GM25963) reported assay results of 0.21 to 0.34% Ni/ton from seven drill samples over more than 300 m of serpentinite;
-
Massive peridotite, magnetite-rich (40-50% ) peridotite with cumulate textures, and dunite with 75%-80% olivine was intersected in hole P317-03, Figure 8 (GM48370) . From this hole, Beauregard (GM48370) reported anomalous values of Au (45 ppb/1.5m), Cu (108 ppm/0.3m), and Ni (1880 ppm/1.5m);

-	Beaudry (1988, GM46604) indicated that the character of the Abitibi Asbestos peridotite sill “suggests some differentiation with the possibility of accumulation of sulphides near the base.”

Shear Zone-Hosted Au Deposits

Shear-zone hosted gold deposits occur, commonly as complex networks of quartz and quartz-carbonate veins, in faults and shear zones located within deformed terrains of Archean greenstone belts. These deposits are also known as mesothermal, orogenic, lode, and greenstone-hosted quartz-carbonate vein gold deposits (Dubé and Gosselin, 2007).

Several faults oriented NW-SE were mapped in the Harricana River valley possibly composed of a series of kilometre spaced sub-parallel zones (Hocq, 1982). Although not clearly defined due to thick glacial cover, this NW-SE series of faults is referred to as the Harricana shear zone or deformation corridor (Daigneault, 1996).

The eastern boundary of Nico East block of claims is located at a distance west of the presumed center of the Harricana shear zone (location not well defined) and may be affected by the northwest-trending late-tectonic Archean deformation (Figure 4).

Within the Harricana shear zone, Hocq described a northwest-trending, pyrite-rich, schistose “ankeritized” band, 300 m wide and at least 2.6 km long, on the banks of the Harricana River (DP-83-25). Drilling in this shear zone, located northwest of the Harricana property and along trend with the Géant Dormant Mine, returned anomalous Au values over 30 to 50 m widths (DDH: HA03-03, GM60850; DDH: HA-93-01, GM52473).
Assessment reports on the area located immediately east of the Nico property, indicate potential for gold mineralization (Beaudry 1988; GM46604). Gold occurs in fractures and shear zones in ultramafic sills (GM48370) and surrounding volcanic, sedimentary, and felsic intrusive rocks (GM52473). Major northwest-trending fault structures appear to control gold emplacement in the region (Beaudry 1988; GM46604). Geophysical work indicates northwest-trending shear zones are cut and strongly affected by N-S and E-W faults (GM59928).

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Beaudry (1986: GM43964) noted that the geological context surrounding the Abitibi Asbestos ultramafic sill compared favorably with the stratigraphy around the Géant Dormant Mine.
Drill hole GDS-98-182, located 2.3 km east-southeast of Nico East, 3.5 km north of the Géant Dormant Mine (Figure 4), is described by Gauthier (1998: GM56224) as strongly sheared and altered ultramafic, mafic, and sedimentary rocks. Carbonate, sericite, chlorite, fuchsite, with local silica and hematite alteration is present nearly throughout the drill hole’s entire length of 227 m. An ultramafic breccia with fuchsite returned 0.226 g/t Au over 23.3 metres.  Gauthier (1998: GM56224) noted that the alteration and deformation style showed in this hole can be compared with the Porcupine-Detour fault deformation and makes the area a target of choice.

Drill hole DAL-05-88 (GM47347), located 4 km north-northwest of Nico West, intersected a 4 to 9 m wide shear zone with abundant quartz-carbonate veins, containing 2% to 10% sulphides, that returned a high of 3.94 g/t Au over 0.5 m. The shear zone is at least 600 m long and additional drilling was recommended.

11. MINERALIZATION

With generally flat topography and deep overburden cover, rock exposure in the region is very scarce. In the limited exposure encountered during 2008 summer field work carried out by DIAGNOS on the property, the following mineralization was observed:

-	Outcrops on Nico East show heavily serpentinized massive peridotite with magnetite (highly magnetic) and chrysotile veins.
-	On the western limit of Nico East, outcrops of porphyritic basalt contain disseminated pyrrhotite (1%).
-
In the northern section of Nico West, outcrops of porphyritic basalt contain pyrrhotite (1-4%), both disseminated and as small clusters, which are locally cut by minor quartz-carbonate veining, with up to 2% pyrite.

-	Towards the southwestern section of Nico West, several outcrops of massive peridotite, serpentinized along fractures, contain magnetite veinlets.
-	On Nico East, drill hole EM-88-4 encountered andesite with narrow shear and fault zones with epidote alteration and quartz carbonate veinlets.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

12. EXPLORATION

Introduction

On behalf of GRAND PEAK CAPITAL CORP., DIAGNOS conducted a site visit and exploration work on the Nico West and Nico East blocks in August of 2007 to evaluate accessibility to the area. A total of 8 rock samples were collected and sent for analysis to ALS Chemex in Val d’Or, Québec. Sample 489252 returned 0.020 ppm Au.

In the summer of 2008, DIAGNOS conducted compilation work followed by a first phase of exploration on the Nico property (Figure 7). Fieldwork was carried out from July 21st to August 3rd and included geological mapping, prospecting, rock sampling and soil sampling.

CARDS Computer System

CARDS is a computer system used by researchers at DIAGNOS to identify areas with a high statistical probability of similarity to known areas of mineralization. The backbone of CARDS is the MCubiX-KE (Knowledge Extraction) data mining mathematical engine.

MCubiX-KE uses powerful pattern recognition algorithms to learn the signatures of positive and negative data points and create a model that can make predictions on the positive or negative nature of new data points. MCubiX-KE uses these algorithms to analyze digitally compiled exploration data and identify points (targets) with signatures similar to known areas of mineralization.

Data is entered into CARDS in the form of geo-referenced data points and images. Each point in the database is linked to its own set of characteristics that are extracted from a variety of sources: for e.g.
-	geological maps: rock type, alteration;
-	geophysical surveys: total magnetic field, residual field, first derivative field, gravity; and,
-	geochemical surveys: rock, soil, lake bottom, drill hole assays.
-	sets of characteristics are calculated according to various models :
-	proximity to mineral occurrences;
-	to mineralized drill holes;
-	to lithological contacts;
-	to specific intrusive suites;
-	to interpreted lineaments and
-	proximity to mapped faults and shear zones.

Targets generated by CARDS should be evaluated in conjunction with all readily available geological data in the evaluation of the economic potential of a property as well as in the outlining of exploration and drill targets.

Work Program

As a first phase of exploration, a Mobile Metal Ion (MMI) orientation survey was planned due to the poor outcrop exposure and deep overburden of the area. A total of 14 survey lines were planned to cover selected targets (Figure 7). These include areas of CARDS Ni predictions, magnetic highs (peaks), and EM Input anomalies: Nico West: Lines NW-1 to NW-9; Nico East: Lines NE10 to NE14. Survey lines, and areas of known outcrops, were mapped and prospected.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

A total of 133 rock samples, mostly from outcrop, were collected and delivered for analysis to ALS Chemex in Val d’Or, Québec. A total of 106 soil samples were collected and sent for MMI analysis to SGS Minerals Services in Toronto.

All survey lines have been walked and no outcrops were found. However, outcrops located away from the survey lines were sampled. Of the 14 planned survey lines, only 6 were completed. Additional work on the claims to complete the MMI survey is planned for the fall of 2008.

Geochemical Results

Rock Samples

A total of 133 rock samples collected on the Nico property were analyzed for a multi-element suite including Ni, Cu, Au and PGE. These include 8 channel samples and 125 grab samples from mostly outcrop and a few from float. Samples are comprised mostly of basalt and peridotite, locally showing quartz veining (Figure 8).

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Sample assays show weak concentration of gold, copper and nickel, palladium and platinum probably related to low sulphide content in host rocks. Statistics presented on the next table show higher gold and palladium values in quartz vein-rich basalts and higher platinum values in both basalts (Table 1). Gold anomalies are related to NS and EW structures. As expected, peridotite is richer in nickel and basalt is richer  in copper: related to sulphide content in the latter. A complete list of assay results is presented in Appendix III.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Table 1: Rock sample assay statistics.

Basalt /Porphyritic Basalt without quartz veins, outcrop-grab
	Cu ppm	Ni ppm	Au ppm	Pt ppb	Pd ppb
min	62	48	0.002	5	1
max	193	185	0.026	31	78
median	133	88	0.005	9	15
average	132	96	0.006	10	16
n total	24	24	24	24	24
n* below detection**	-	-	-	5	3
Basalt /Porphyritic Basalt with quartz veins, outcrop-grab
min	13	25	0.003	5	1
max	138	187	0.043	19	109
median	87	89	0.005	8	11
average	87	98	0.013	9	20
n total	9	9	9	9	9
n* below detection**	-	-	-	3	0
Peridotite without quartz veins, outcrop-grab and channel
min	4	594	0.001	5	1
max	66	2040	0.015	34	33
median	16	1710	0.001	5	2
average	20	1688	0.002	6	3
n total	81	81	81	81	81
n* below detection**	-	-	9	65	9

lower detection limit	1	1	0.001	0.005	0.001
*number of samples below element detection limit
**samples below detection limit = value set to detection limit

Soil Samples

MMI Soil Survey

At the time of this report, only 6 of the 14 planned MMI soil survey lines were sampled. A total of 106 soil samples were collected and sent for MMI analysis to SGS Minerals Services, Toronto. Results of MMI analyses are expressed for specific metallic ions by a response ratio which is calculated by comparing each sample with the lower quartile average of the 106 results. Response ratios above 5 can be considered anomalous. MMI geochemical analyses data are presented in Appendix IV.

Au Response

MMI gold response shows an average of 2.6 and a maximum value of 14. The distribution of 9 ratio values above 5 are shown on Figure 9 and are located either vertically on lithological contacts between basalt and peridotite or inside ultramafic sills. On Nico West, the anomalies coincide with Input conductors locally parallel to the interpreted basalt/peridotite contact. The conductors may follow regional deformation and could be related to sub-concordant folded and faulted graphite and/or sulphide mineralization. The anomalies may also be related to NS or northwest-trending shear zones recorded on the main peridotite outcrop on Nico East. The NW faults may be related to documented regional deformation and related carbonate hosted mineralization of the Harricana interpreted deformation corridor (see Hocq, 1982, Gaboury, 1999 and sections above).

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Ni Response

MMI nickel response shows an average of 2.3 and a maximum value of 8.3. The distribution of 10 values above 5, shown on Figure 10, is vertically located above the interpreted basalt/peridotite contact and inside the ultramafic sill on both Nico East and West. The anomalies locally coincide with sub-parallel Input conductors and may be related to magmatic sulphide mineralization remobilized by deformation comparable to the Marbridge nickel deposit located south of Amos and hosted in similar although more exposed geologic context.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

MMI copper response shows an average of 4.3 and a maximum value of 16.8. The distribution of 34 values above 5 is shown on Figure 11. Higher values are vertically located above or near the interpreted basalt/peridotite contact while medium values are spread within the ultramafic sills. Much like nickel, the anomalies do coincide with Input conductors mainly on Nico West and may be related to magmatic sulphide mineralization that may be remobilized by late-Archean deformation near faulted lithological contacts.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Zn Response

MMI zinc response shows an average of 4.7 and a maximum value of 14. The distribution of 49 values above 5 is shown on Figure 12. Values are vertically located above or near the interpreted basalt/peridotite contact and are also spread within the ultramafic sills. Much like nickel, the anomalies do coincide with Input conductors especially on Nico West and may be associated with copper in magmatic sulphide mineralization that may be remobilized by late-Archean deformation near faulted lithological contacts.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Zn averages 3.8 with maximum value of 12.1.Cobalt anomalies average 3.3 with maximum value of 28.6. Both metals show distribution vertically above basalt/peridotite contact and within the ultramafic sills and are more or less coinciding with Input conductors, much like metals described above. Although cobalt can be found in sulphides, it is considered as a secondary mineralization product.

Because only 6 of the 14 planned survey lines were completed, results of the MMI survey are preliminary, awaiting completion of the remainder of the planned survey.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

13. DRILLING PROGRAM

No drilling took place on the Nico property during the current exploration program.

14. SAMPLING METHOD & APPROACH

Rock samples were collected from exposed outcrops and float. Grab and channel samples were taken over selected outcrops. Samples were bagged and identified with sample tags supplied by ALS Chemex.

Soil sampling for MMI analysis was undertaken as specified by SGS Minerals Services at:
http://www.geochem.sgs.com/geochem/met_mobile_metal_ions_geochem/sampling_for_mmi_geochem.htm.

The MMI sampling technique requires samples be collected at a constant depth below the interface between leaf and twig litter on surface, and completely decomposed material. The sample should be taken as a continuous plug between 10 to 25 cm below the organic / inorganic interface. Attention was taken not to contaminate the sample with jewellery or sampling apparatus. Notes including soil type, humus depth, and topography were collected at every sample station.

15. SAMPLE PREPARATION, ANALYSES & SECURITY

All rock samples were kept under lock until hand delivered for analysis to ALS Chemex in Val d’Or, Québec. For quality control purposes, commercial rock assay standards, duplicate field samples and sample blanks were added to submitted rock samples.

All soil samples were kept under lock until shipped by courier for analysis to SGS Minerals Services, Toronto. Samples were not processed prior to being sent for analysis.

Rock samples were prepared at ALS-Chemex laboratory in Val d’Or according to well established and secure protocol. The sample powders were analyzed for various elements using IC-AES analytical technique following digestion in 4 acids. Metal and trace elements were analyzed using ME-ICP61, above detection limit nickel using Ni-OG62, Au-Pt-Pd, using PGM-ICP23; Ag and REE using ME-MS81, major elements using ME-ICP06 and loss of ignition, OA-GRA05. The reader should refer to www.alsglobal.com/mineral site for complete details.

Soil samples were analyzed using Mobile Metal Ion (MMI)™ analytical protocol which uses weak ion extraction and ICP-MS trace element analysis to improve the geochemical response over buried mineralized zones. The reader should refer to SGS 819 MMI Brochure 2008.pdf document on the www.sgs.com site for further details.

Both ALS Chemex and SGS Minerals Services are well-known reputable laboratories that meet international standards for geochemical analysis.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

16. DATA VERIFICATION

This report was written based largely on compiled exploration data in the public domain that cannot be verified. Data verification was limited to proper handling and processing of field data and result files provided by laboratories. Blind standard and repeat samples introduced in rock sample batch turned to be analyzed within acceptable limits.

17. ADJACENT PROPERTIES

A total of 8 claims are adjacent to the Nico property. 3 claims east of block east, 3 to the west of block west and 2 to the north of block west. The claims belong to DIAGNOS Inc. and expire in February 2010. No information is available to the author on any exploration works currently carried out on these claims.

18. MINERAL PROCESSING & MINERALOGICAL TESTING

No mineral processing or metallurgical testing has been carried out on the Nico property samples.

19. MINERAL RESOURCES & MINERAL RESERVE ESTIMATES

No mineral resource nor mineral reserve estimate were performed using the Nico property results.

20. OTHER RELEVANT DATA & INFORMATION

The author is not aware of any other relevant data or information.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

21. INTERPRETATION & CONCLUSION

Following exploration target prediction, DIAGNOS optioned the Nico property and undertook grassroots exploration over an area with thick glacial overburden and scarce outcrop, along ultramafic sill and basalt contacts in central Abitibi Belt. Rock sampling geochemistry and preliminary MMI analysis were performed across favourable magnetic anomalies.

Limited gold and base metal anomalies were obtained from rock sampling. Favourable MMI responses were obtained mostly inside and along the contacts of the ultramafic sills with host basalts, mainly for gold, copper, nickel and zinc. Geochemical MMI anomalies may be related to the following:

- late structural remobilized sulphides along faulted and folded lithological contacts,

- magmatic differentiated and remobilized sulphide mineralization, and

- quartz-hosted gold mineralization along NS or NW-trending late deformation parallel to the interpreted Harricana shear zone.

Further exploration works remain to be completed including MMI sampling and geophysical surveys before establishing drill targets.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

22. RECOMMENDATIONS

Recommendations for the Nico project are as follows:

- finalize the MMI sampling profile as planned in the current exploration program;

- proceed with systematic stripping of the basalt outcrops in order to detect additional, possibly mineralized quartz veining;

- map in detail the brittle deformation on all outcrops in order to better define possible structural control of mineralization;

- investigate geophysical surveys that may allow to evaluate the glacial overburden thickness, possibly EM techniques;

- proceed with ground magnetic survey in order to locate lithological contacts near surface;

- evaluate the pertinence of EM or induced polarization (IP) profiling in order to properly locate contacts between ultramafic sills and surrounding basalts at depth and possibly delineate chargeability or conductive anomalies corresponding to specific sulphide mineralization.

Drill targets may be established once proper geophysical techniques have been applied to the property.

On the following page is a proposed Phase 2 work program for the Nico project.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Project:  NICO
Phase 2 Work Program
				Total (CDN$)
Data compilation and Field Survey			rate (CDN$)	$201,888.54
Project management Data compilation	21	man-days	per unit $ 750.00	$ 15,750.00
Data compilation/ project study	15	man-days	$ 500.00	$ 7,500.00
Assessment Report/ Gov. Filling	10	man-days	$ 750.00	$ 7,500.00

Field survey
Field Work
Field work	126	man-days		$ 75,600.00
Geophysical instrument rental	21		$ 440.00	$ 9,240.00
Outcrop stripping	12		$ 1,700.00	$ 20,400.00

Field Expenses
Room & board	21	days		$ 14,490.00
Transportation	21	days		$ 7,459.20
Equipment				$ 3,000.00
Geochemical assays	540	samples	$ 45.00	$ 24,300.00
Administration**			15%	$ 7,387.38
Contingencies			5%	$ 9,261.96
**  on field expenses only

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

23. REFERENCES

Chown, E. H., Daigneault, R., Mueller, W., and Mortensen, J. K., 1992 : Tectonic evolution of the Northern Volcanic Zone, Abitibi belt, Québec: Can. J. Earth Sci. 29(10): p. 2211–2225

Daigneault, R. 1996 : Couloirs de deformation de la Sous-Province de l’Abitibi; Ministère des Ressources Naturelles du Québec, MB 96-33, 114 p.

Dubé, B. and Gosselin, P., 2007 : Greenstone-hosted Quartz-Carbonate Vein Deposits, in Goodfellow, W.D., ed,, Mineral Deposits of Canada; Geological Association of Canada, Special Publication No. 5, p. 49-73.

Eckstrand, O. R., and Hulbert, L., 2007 : Magmatic Nickel-Copper-PGE deposits, in Goodfellow, W.D., ed,, Mineral Deposits of Canada; Geological Association of Canada, Special Publication No. 5, p. 205-222.

Gaboury, D., 1999, Origine volcanogène des veines aurifères riches en sulfures de la mine Géant Dormant, Abitibi, Québec. PhD thesis, Université du Québec à Chicoutimi, Québec, 408 p.

Hocq, M. 1982 : Région de la Rivière Gale; in Rapports d’Étape des Travaux en Cours à la Division du Précambrien; Ministère des Ressources Naturelles du Québec, ET-82-01, p. 207-250

Ingham, W.N., 1970 : Geology and Structure of the Asbestos Deposit of Abitibi; Ministère des Ressources Naturelles du Québec, GM25963, 9p.

MRNF GM list

DV 89-04 -  CARTE LITHOTECTONIQUE DES SOUS-PROVINCES DE L'ABITIBI ET DU PONTIAC.  1990, Par  HOCQ, M.  CARTE 2092A (ECHELLE 1/500 000) ET 3 COUPES 2092B, C ET D. 1 microfiche.

DP-83-25 -  CANTONS DE DALET ET DE MAZARIN ET PARTIES DES CANTONS ADJACENTS.  1983, Par  HOCQ, M.  1 CARTE (ECHELLE 1/50 000) AVEC NOTES MARGINALES. 1 microfiche.

GM 14570 -  7 DDH LOGS.  1958, Par  BLACK, P T, PERUSSE, J.  10 pages.  1 carte.  1 microfiche.

GM 18139 -  DIAMOND DRILL LOG.  1966, Par  PUDIFIN, A D.  14 pages.  1 carte.  2 microfiches.

GM 22559 -  DIAMOND DRILL LOG.  1966, Par  PUDIFIN, A D.  9 pages.  1 carte.  2 microfiches.

GM 25963 -  GEOLOGY AND STRUCTURE OF THE ASBESTOS DEPOSIT OF ABITIBI.  1970, Par  INGHAM, W N.  9 pages.  1 microfiche.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

GM 39821 -  SOUTH QUADRANGLE OUTCROPS AND STREAM SILT GEOCHEMISTRY, MAIZERETS CLAIM GROUPS.  1958, Par  BLACK, P T.  1 carte.  1 microfiche.

GM 43964 -  EXPLORATION REPORT ON THE ABITIBI ASBESTOS PROPERTY.  1986, Par  BEAUDRY, C, TARTE, B D.  36 pages.  3 cartes.  2 microfiches.

GM 46604 -  EXPLORATION REPORT, MAIZERETS PROPERTY.  1988, Par  BEAUDRY, C.  179 pages.  10 cartes.  6 microfiches.

GM 47347 -  CAMPAGNE DE FORAGE 1988, PROPRIETE DALET-MAIZERET.  1988, Par  GEOFFROY, P.  79 pages.  1 carte.  3 microfiches.

GM 48370 -  RAPPORT DE TRAVAUX, PROJETS # 317.  1989, Par  BEAUREGARD, A J, GAUDREAULT, D.  172 pages.  3 cartes.  5 microfiches.

GM 52473 -  JOURNAL DE SONDAGE, PROJET HARRICANA.  1993, Par  .  7 pages.  1 carte.  1 microfiche.

GM 56224 -  CAMPAGNE DE FORAGE DE SURFACE, PROJET GEANT DORMANT (224).  1998, Par  GAUTHIER, L.  200 pages.  2 cartes.  6 microfiches.

GM 57403 -  RAPPORT SUR DES LEVES GEOPHYSIQUES HELIPORTES, LEVE T.H.E.M, PROJET HARRICANA ( P.N. 242 ).  1999, Par  LAMBERT, G.  18 pages.  2 cartes.  3 microfiches.

GM 58567 -  TRAVAUX DE RECONNAISSANCE GEOLOGIQUE, AUTOMNE 2000, PROJET HARRICANA (#242).  2001, Par  VILLENEUVE, S.  27 pages.  1 carte.  1 microfiche.

GM 59928 -  RAPPORT SUR DES LEVES MAGNETOMETRIQUE ET RESISTIVITE /PP, PROJET HARRICANA.  2002, Par  DUBOIS, M.  20 pages.  37 cartes.  3 microfiches.

GM 60850 -  RAPPORT DE LA CAMPAGNE DE FORAGE, PROJET HARRICANA (#242).  2004, Par  BROUSSEAU, K.  67 pages.  6 cartes.  3 microfiches.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

24. DATE

Signed in Montréal

This 3nd of October 2008

/s/ Andre Ciesielski, P. Geol.

Andre Ciesielski, P. Geol.
1777 Du Manoir Av.
Outremont, Qc., H2V 1B7
Tel : 514 544 9741

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

APPENDIX I

Nico East Property claim list.

Permit / ID	NTS Sheet	Township	Range / Block	Column / Lot	Area (Ha)	Expiry Date	Holder (percent)
2086445	32E01	MAIZERETS	2	19	42,55	May 25, 2009	DIAGNOS INC 100%
2086446	32E01	MAIZERETS	2	20	42,56	May 25, 2009	DIAGNOS INC 100%
2086447	32E01	MAIZERETS	2	21	42,56	May 25, 2009	DIAGNOS INC 100%
2086448	32E01	MAIZERETS	2	22	42,56	May 25, 2009	DIAGNOS INC 100%
2086449	32E01	MAIZERETS	2	23	42,56	May 25, 2009	DIAGNOS INC 100%
2086462	32E01	MAIZERETS	3	19	42,67	May 25, 2009	DIAGNOS INC 100%
2086463	32E01	MAIZERETS	3	20	42,56	May 25, 2009	DIAGNOS INC 100%
2086464	32E01	MAIZERETS	3	21	42,61	May 25, 2009	DIAGNOS INC 100%
2086465	32E01	MAIZERETS	3	22	42,65	May 25, 2009	DIAGNOS INC 100%
2086466	32E01	MAIZERETS	3	23	42,57	May 25, 2009	DIAGNOS INC 100%
2086467	32E01	MAIZERETS	3	24	42,61	May 25, 2009	DIAGNOS INC 100%
2086468	32E01	MAIZERETS	3	25	42,60	May 25, 2009	DIAGNOS INC 100%
2086469	32E01	MAIZERETS	3	26	42,61	May 25, 2009	DIAGNOS INC 100%
2086470	32E01	MAIZERETS	3	27	42,59	May 25, 2009	DIAGNOS INC 100%
2086471	32E01	MAIZERETS	3	28	42,59	May 25, 2009	DIAGNOS INC 100%
2086472	32E01	MAIZERETS	3	29	42,59	May 25, 2009	DIAGNOS INC 100%
2086473	32E01	MAIZERETS	3	30	42,58	May 25, 2009	DIAGNOS INC 100%

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Nico West Property claim list.

Permit / ID	NTS Sheet	Township	Range / Block	Column / Lot	Area (Ha)	Expiry Date	Holder (percent)
2086442	32E01	MAIZERETS	2	1	31,92	May 25, 2009	DIAGNOS INC 100%
2086443	32E01	MAIZERETS	2	2	42,51	May 25, 2009	DIAGNOS INC 100%
2086444	32E01	MAIZERETS	2	3	42,52	May 25, 2009	DIAGNOS INC 100%
2086450	32E01	DALET	2	58	42,59	May 25, 2009	DIAGNOS INC 100%
2086451	32E01	DALET	2	59	42,59	May 25, 2009	DIAGNOS INC 100%
2086452	32E01	DALET	2	60	42,61	May 25, 2009	DIAGNOS INC 100%
2086453	32E01	DALET	2	61	42,63	May 25, 2009	DIAGNOS INC 100%
2086454	32E01	DALET	2	62	32,12	May 25, 2009	DIAGNOS INC 100%
2086455	32E01	MAIZERETS	3	1	31,91	May 25, 2009	DIAGNOS INC 100%
2086456	32E01	MAIZERETS	3	2	42,66	May 25, 2009	DIAGNOS INC 100%
2086457	32E01	MAIZERETS	3	3	42,66	May 25, 2009	DIAGNOS INC 100%
2086458	32E01	MAIZERETS	3	4	42,66	May 25, 2009	DIAGNOS INC 100%
2086459	32E01	MAIZERETS	3	5	42,66	May 25, 2009	DIAGNOS INC 100%
2086460	32E01	MAIZERETS	3	6	42,65	May 25, 2009	DIAGNOS INC 100%
2086461	32E01	MAIZERETS	3	7	42,65	May 25, 2009	DIAGNOS INC 100%
2086474	32E01	DALET	3	57	43,21	May 25, 2009	DIAGNOS INC 100%
2086475	32E01	DALET	3	58	43,29	May 25, 2009	DIAGNOS INC 100%
2086476	32E01	DALET	3	59	43,36	May 25, 2009	DIAGNOS INC 100%
2086477	32E01	DALET	3	60	43,43	May 25, 2009	DIAGNOS INC 100%
2086478	32E01	DALET	3	61	43,49	May 25, 2009	DIAGNOS INC 100%
2086479	32E01	DALET	3	62	33,02	May 25, 2009	DIAGNOS INC 100%
2086480	32E01	MAIZERETS	4	1	31,80	May 25, 2009	DIAGNOS INC 100%
2086481	32E01	MAIZERETS	4	2	42,45	May 25, 2009	DIAGNOS INC 100%
2086482	32E01	MAIZERETS	4	3	42,39	May 25, 2009	DIAGNOS INC 100%
2086483	32E01	MAIZERETS	4	4	42,40	May 25, 2009	DIAGNOS INC 100%
2086484	32E01	MAIZERETS	4	5	42,40	May 25, 2009	DIAGNOS INC 100%
2086485	32E01	MAIZERETS	4	6	42,35	May 25, 2009	DIAGNOS INC 100%
2086486	32E01	MAIZERETS	4	7	42,43	May 25, 2009	DIAGNOS INC 100%
2086487	32E01	MAIZERETS	4	8	42,42	May 25, 2009	DIAGNOS INC 100%
2086488	32E01	MAIZERETS	4	9	42,43	May 25, 2009	DIAGNOS INC 100%
2086489	32E01	MAIZERETS	4	10	42,44	May 25, 2009	DIAGNOS INC 100%
2086490	32E01	MAIZERETS	4	11	42,44	May 25, 2009	DIAGNOS INC 100%
2086491	32E01	MAIZERETS	4	12	42,37	May 25, 2009	DIAGNOS INC 100%
2086492	32E01	DALET	4	62	30,77	May 25, 2009	DIAGNOS INC 100%

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

APPENDIX II

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Table 3: Nico East: Compilation of assessment reports

Report: number	Year	Company	Report: title	Geology	Geophysics	Drilling	Sampling	Result highlights	Notes
GM06398	1957	Kennco Expls, Harricana Prospecting Synd	PRELIMINARY REPORT ON AIRBORNE ELECTROMAGNETIC SURVEY OF THE RIVIERE COIGNY AREA		airborne EM survey				
GM05906-A	1957	CLAIMS ENGLISH, CLAIMS FIZSUMMON, CLAIMS ROBERTSON, HARRICANA PROSPECTING SYND	REPORT ON AN AIRBORNE MAGNETIC SURVEY		airborne MAG survey				
GM07289	1957	BELLECHASSE MINING CORP LTD, HARRICANA PROSPECTING SYND	GEOPHYSICAL APPRAISAL OF HARRICANA PROSPECTING	compilation	compilation				
GM07238	1958	AMERICAN METAL CLIMAX INC	REPORT ON AIRBORNE ELECTROMAGNETIC SURVEY OF THE GALE RIVER AREA		airborne EM survey				
GM07319	1958	Kennco Expls, Claims Dixon, Claims Huart, Claims MacNeill	5 PLANS (2 AIRBORNE MAG, 2 AIRBORNE E M, 1 PROPERTY)		airborne EM and MAG surveys				
GM39028	1959	Kennco Expls	GEOLOGICAL AND PROGRESS REPORT ON MAIZERETS CLAIM GROUPS	geological mapping					
GM11005	1961	BROULAN REEF MINES LTD, CANOL METAL MINES LTD, CHESTERVILLE MINES LTD, CLAIMS DENNY, CLAIMS DUMAS, CLAIMS LANG, CLAIMS MALLEN, CLAIMS MARTIN, CONWEST EXPL CO LTD, DESTORBELLE MINES LTD, HUGH-PAM PORCUPINE MINES LTD, JACOBUS MINING CORP LTD, MONETA PORCUPINE MINES LTD, NEW ATHONA MINES LTD, RADIORE URANIUM MINES LTD	REPORT ON AIRBORNE MAGNETOMETER SURVEY		airborne MAG survey				
GM22314	1968	ABITIBI ASBESTOS MINING CO LTD, CLAIMS CARSON	MAGNETOMETER AND ELECTROMAGNETIC SURVEYS, CLAIM BLOCK H		ground EM and MAG surveys				
GM22249	1968	ABITIBI ASBESTOS MINING CO LTD	REPORT ON THIRTEEN CLAIMS GROUPS	geological mapping					
GM32979	1977	MATTAGAMI LAKE MINES LTD	MAGNETOMETER AND ELECTROMAGNETIC SURVEY		ground EM and MAG surveys				
GM33798	1978	MATTAGAMI LAKE MINES LTD	REPORT ON DETAILED HORIZONTAL LOOP SURVEY, SOISSON PROJECT, GROUP 'F'		ground EM survey				
GM61115	1986	WEALTH RESOURCES LTD	GOLD PROSPECT IN MAIZERETS TOWNSHIP	compilation	compilation				
GM43364	1986	RESSOURCES ESSER INC	RAPPORT GEOPHYSIQUE		ground MAG survey				
GM44053	1986	CLAIMS CHAMPAGNE, CLAIMS MCCORMICK	REPORT ON THE VLF ELECTROMAGNETIC SURVEY		ground VLF survey				
GM44996	1987	RESSOURCES IMCO LTEE	LEVES MAG / GRADIENT ET EMH, PROPRIETE MAIZERETS		ground E M H, MAG and gradiometric surveys				
GM44904	1987	CLAIMS WYLDE, EXPLORATION MINIERE LIGNERIS L	LEVES MAG/GRADIENT ET EMH, PROPRIETE MAIZERETS		ground E M H, MAG and gradiometric surveys				
GM47853	1988	EBONY GOLD MINES LTD, WEALTH RESOURCES LTD	DIAMOND DRILL RECORD, HOLE EM-88-1 @ EM-88-4			DDH EM-88-4	one sample #5809	one assay for Au; result nil	located on Nico East block; drilled in basaltic country rock
GM47712	1988	RESSOURCES IMCO LTEE	REPORT ON GROUND MAGNETIC SURVEY (TOTAL FIELD AND VERTICAL GRADIENT), MAIZERETS GROUP "L"		ground MAG and gradiometric surveys				Technical evaluation, DDH location
GM50883	1989	CAMBIOR INC, KANGELD RESOURCES LTD, LOCKWOOD PETROLEUM INC, MINES AURIZON LTEE, RESSOURCES ARBOR INC	GEOLOGICAL COMPILATION, SLEEPING GIANT REGIONAL

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

APPENDIX III

Nico property rock geochemical analyses data from ALS Chemex Inc.;

from certificate number VO08112129:

samples 794395 to 794400; 876251 to 876300.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
ANALYTE	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	K	La	Mg	Mn
SAMPLE	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	%	ppm	%	ppm
794395	-0.5	7.18	-5	20	-0.5	-2	7.95	-0.5	46	207	107	6.72	10	0.11	10	4.56	1210
794396	2.0	0.38	85	10	0.5	12	0.37	11.1	7	26	707	14.45	-10	0.02	-10	0.20	250
794397	-0.5	1.61	5	10	-0.5	-2	1.85	-0.5	118	3750	14	7.26	-10	0.04	10	20.80	1155
794398	-0.5	1.74	-5	10	-0.5	-2	1.76	-0.5	135	3670	19	8.45	-10	0.05	-10	21.20	1300
794399	-0.5	1.51	-5	10	-0.5	-2	1.44	-0.5	126	2950	14	8.88	-10	0.04	-10	20.40	1245
794400	-0.5	1.69	-5	10	-0.5	-2	0.94	-0.5	123	3570	66	11.90	-10	0.02	-10	18.15	1090
876251	-0.5	1.61	-5	10	-0.5	-2	0.76	-0.5	120	4300	31	7.33	-10	0.02	10	19.75	1075
876252	-0.5	8.00	-5	6390	1.8	-2	3.90	-0.5	2	23	1	0.95	20	1.38	10	0.93	231
876253	-0.5	1.86	-5	20	1.3	-2	2.20	-0.5	110	3510	5	6.73	10	0.06	10	18.50	996
876254	-0.5	1.62	-5	10	-0.5	-2	1.89	-0.5	131	2960	12	8.07	-10	0.06	10	20.60	1265
876255	-0.5	1.74	-5	10	-0.5	-2	1.84	-0.5	114	3730	39	8.79	-10	0.07	-10	19.80	1375
876256	-0.5	1.78	-5	20	-0.5	-2	1.86	-0.5	121	3850	60	8.92	-10	0.14	-10	20.20	1480
876257	-0.5	6.93	-5	20	-0.5	-2	7.21	-0.5	44	162	170	8.83	20	0.10	-10	4.44	1465
876258	-0.5	7.09	7	30	-0.5	-2	6.82	-0.5	46	120	154	9.02	20	0.12	-10	4.50	1385
876259	-0.5	6.51	7	30	-0.5	-2	6.19	-0.5	41	126	86	8.72	20	0.12	-10	4.31	1415
876260	-0.5	6.94	-5	20	-0.5	-2	7.12	-0.5	51	59	182	9.95	20	0.08	-10	4.39	1535
876261	-0.5	5.59	5	10	-0.5	-2	10.75	-0.5	28	223	138	6.59	20	-0.01	-10	2.71	1305
876262	-0.5	7.02	-5	20	-0.5	-2	7.15	-0.5	44	232	123	7.39	20	0.15	-10	4.82	1190
876263	-0.5	7.77	6	20	-0.5	-2	7.04	-0.5	44	243	117	8.29	10	0.05	-10	5.09	1295
876264	-0.5	7.55	-5	20	-0.5	6	7.83	-0.5	26	152	83	7.77	10	0.06	-10	4.75	1340
876265	-0.5	7.51	5	20	-0.5	-2	5.41	-0.5	47	249	126	9.15	10	0.05	-10	5.18	1410
876266	-0.5	0.27	-5	10	-0.5	-2	36.10	-0.5	2	4	4	0.15	-10	0.10	-10	0.26	31
876267	-0.5	0.49	-5	10	-0.5	-2	1.88	-0.5	129	2230	13	8.87	-10	0.03	10	20.80	1440
876268	-0.5	7.37	7	20	-0.5	-2	8.22	-0.5	44	216	128	7.34	10	0.04	-10	4.46	1550
876269	-0.5	9.18	11	10	-0.5	3	10.90	-0.5	36	161	75	6.10	20	-0.01	-10	2.97	948
876270	0.5	7.37	5	20	-0.5	-2	7.97	-0.5	44	243	125	7.98	10	0.06	-10	4.65	1310
876271	-0.5	7.68	-5	10	-0.5	3	7.58	-0.5	45	212	132	7.78	10	0.02	-10	4.52	1385
876272	0.5	7.21	7	10	-0.5	4	8.49	-0.5	55	86	195	10.70	10	-0.01	-10	4.24	1675
876273	-0.5	3.05	5	-10	-0.5	-2	5.03	-0.5	11	88	13	3.43	10	0.01	-10	0.99	537
876274	0.5	7.80	-5	20	-0.5	2	7.43	-0.5	41	310	98	7.62	10	0.08	-10	4.07	1295
876275	-0.5	7.05	6	10	-0.5	-2	8.75	-0.5	41	660	68	7.07	10	0.03	-10	4.67	1310
876276	-0.5	7.32	-5	30	-0.5	-2	7.84	-0.5	45	562	129	8.25	10	0.20	-10	4.45	1460
876277	-0.5	7.28	-5	10	-0.5	-2	9.19	-0.5	44	185	87	6.43	10	0.04	-10	4.82	1165
876278	-0.5	7.53	-5	20	-0.5	-2	7.44	-0.5	44	249	126	8.07	10	0.13	-10	4.99	1355
876279	-0.5	7.05	-5	20	-0.5	-2	7.77	-0.5	46	258	139	8.11	10	0.15	-10	4.85	1420
876280	-0.5	6.76	-5	20	-0.5	-2	7.52	-0.5	47	241	121	7.58	10	0.11	-10	4.91	1345
876281	0.5	7.60	11	20	-0.5	2	8.18	-0.5	47	249	131	8.23	10	0.04	-10	4.67	1460
876282	-0.5	7.20	-5	20	-0.5	-2	7.15	-0.5	47	237	136	7.77	10	0.08	-10	4.79	1305
876283	0.5	7.61	-5	20	-0.5	2	8.14	-0.5	47	253	137	8.06	10	0.05	-10	4.80	1520
876284	-0.5	7.46	5	20	-0.5	5	8.10	-0.5	48	210	133	8.25	10	0.06	-10	4.70	1415
876285	-0.5	7.46	5	20	-0.5	4	8.37	-0.5	46	277	132	8.36	10	0.04	-10	4.71	1480
876286	-0.5	6.63	-5	20	-0.5	3	5.30	-0.5	46	243	62	8.10	10	0.01	-10	6.03	1170
876287	-0.5	7.16	-5	20	-0.5	4	6.94	-0.5	50	101	193	9.48	10	0.04	-10	4.51	1535
876288	-0.5	7.56	9	70	-0.5	-2	7.51	-0.5	45	252	91	8.85	10	0.15	-10	4.44	1625
876289	-0.5	3.16	-5	10	-0.5	-2	2.95	-0.5	26	89	40	5.91	-10	0.01	-10	3.07	586
876290	5.1	6.56	12	540	1.0	-2	1.84	-0.5	19	35	>10000	7.82	10	2.93	10	1.24	401
876291	-0.5	7.23	11	20	-0.5	-2	7.19	-0.5	45	288	142	7.95	10	0.09	-10	4.83	1365
876292	-0.5	7.29	10	30	-0.5	-2	7.73	-0.5	48	263	140	7.88	10	0.16	-10	4.62	1440
876293	-0.5	1.44	-5	10	-0.5	3	1.81	-0.5	114	4230	17	7.17	-10	0.06	10	21.70	1110
876294	-0.5	0.52	5	10	-0.5	-2	1.80	-0.5	122	4070	17	7.24	-10	0.05	10	20.90	1130
876295	-0.5	1.00	-5	10	-0.5	3	1.29	-0.5	131	3790	34	8.30	-10	0.03	10	20.50	1130
876296	-0.5	0.60	-5	10	-0.5	-2	1.86	-0.5	124	4350	19	7.62	-10	0.06	10	21.90	1205
876297	-0.5	1.06	-5	20	-0.5	-2	1.44	-0.5	108	4140	12	8.09	-10	0.04	-10	20.90	947
876298	-0.5	1.55	-5	-10	-0.5	-2	1.06	-0.5	86	4640	20	5.46	-10	0.02	10	21.20	977

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	Cu-OG62
ANALYTE	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr	Th	Ti	Tl	U	V	W	Zn	Cu
SAMPLE	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%
794395	-1	0.85	173	130	-2	0.10	-5	20	99	-20	0.28	-10	-10	172	-10	61
794396	-1	0.01	10	240	263	9.42	-5	1	3	-20	0.01	-10	-10	7	-10	1390
794397	-1	0.06	1740	50	-2	0.03	-5	12	7	-20	0.08	-10	-10	66	-10	64
794398	-1	0.08	1580	70	-2	0.02	-5	12	14	-20	0.09	10	-10	72	-10	81
794399	-1	0.06	1710	80	-2	0.07	-5	12	10	-20	0.09	-10	-10	68	-10	94
794400	-1	0.03	1350	60	-2	0.02	-5	12	6	-20	0.08	-10	-10	59	-10	61
876251	-1	0.03	1850	60	-2	0.02	-5	12	6	-20	0.08	-10	-10	66	-10	68
876252	-1	5.31	70	1350	2	-0.01	-5	9	2170	20	0.79	-10	-10	102	-10	4
876253	-1	0.39	1470	90	-2	0.01	-5	11	108	-20	0.12	-10	-10	70	-10	58
876254	-1	0.10	1720	60	-2	0.01	-5	12	14	-20	0.09	-10	-10	62	-10	71
876255	-1	0.09	1790	60	-2	0.02	-5	13	13	-20	0.11	-10	-10	77	-10	78
876256	-1	0.10	1840	60	-2	0.02	-5	14	13	-20	0.10	-10	-10	79	-10	83
876257	-1	1.16	70	230	-2	0.02	-5	44	82	-20	0.46	-10	-10	261	-10	83
876258	-1	1.12	66	260	-2	0.03	-5	45	73	-20	0.49	-10	-10	273	-10	76
876259	-1	1.47	63	240	-2	0.01	-5	43	77	-20	0.46	-10	-10	248	-10	74
876260	-1	1.27	59	230	-2	0.09	-5	44	77	-20	0.50	-10	-10	279	-10	92
876261	-1	0.09	63	170	-2	0.01	-5	39	293	-20	0.35	-10	-10	213	-10	29
876262	-1	1.16	131	180	-2	0.02	-5	25	101	-20	0.34	-10	-10	205	-10	57
876263	-1	1.37	104	190	-2	0.03	6	39	122	-20	0.37	-10	-10	214	-10	73
876264	-1	1.18	64	190	4	0.03	-5	36	96	-20	0.23	-10	-10	129	-10	48
876265	-1	0.99	108	210	2	0.15	-5	31	124	-20	0.43	-10	-10	237	-10	88
876266	-1	0.05	3	40	-2	-0.01	-5	1	204	-20	0.01	-10	-10	2	-10	2
876267	-1	0.07	1415	40	2	0.01	-5	1	9	-20	0.06	-10	-10	56	-10	78
876268	-1	1.22	108	200	3	0.01	-5	32	94	-20	0.38	-10	-10	221	-10	67
876269	-1	0.04	82	160	6	0.06	7	24	6	-20	0.29	-10	-10	166	-10	118
876270	-1	1.05	106	180	4	0.10	5	31	105	-20	0.38	-10	-10	221	-10	76
876271	-1	1.45	102	200	2	0.13	-5	39	102	-20	0.39	-10	-10	221	-10	76
876272	-1	0.51	67	250	4	0.05	5	44	143	-20	0.55	-10	-10	299	-10	101
876273	-1	0.06	25	80	2	-0.01	-5	14	199	-20	0.13	-10	-10	95	-10	15
876274	-1	1.86	68	180	3	0.01	7	35	146	-20	0.37	-10	-10	209	-10	71
876275	-1	1.37	89	150	5	0.01	6	46	213	-20	0.32	-10	-10	217	-10	62
876276	-1	1.97	72	190	4	0.18	-5	45	91	-20	0.44	-10	-10	252	-10	77
876277	-1	0.69	166	140	3	0.14	6	19	40	-20	0.25	-10	-10	146	-10	61
876278	-1	1.16	92	180	-2	0.02	7	40	114	-20	0.41	-10	-10	234	-10	70
876279	-1	1.16	91	170	4	0.03	6	31	106	-20	0.41	-10	-10	239	-10	71
876280	-1	0.96	142	180	2	0.04	5	25	85	-20	0.34	-10	-10	202	-10	69
876281	-1	1.05	105	190	2	0.06	-5	36	98	-20	0.40	-10	-10	223	-10	78
876282	-1	1.57	115	180	4	0.06	-5	29	112	-20	0.37	-10	-10	211	-10	68
876283	-1	1.37	109	190	6	0.05	5	36	91	-20	0.40	-10	-10	227	-10	71
876284	-1	1.17	126	200	2	0.10	9	31	93	-20	0.39	-10	-10	207	-10	79
876285	-1	1.13	87	200	3	0.05	7	41	105	-20	0.44	-10	-10	240	-10	69
876286	-1	1.32	104	110	2	0.02	7	32	59	-20	0.25	-10	-10	194	-10	73
876287	-1	1.36	67	250	5	0.04	-5	43	86	-20	0.51	-10	-10	275	-10	91
876288	-1	2.05	71	220	3	0.02	5	42	103	-20	0.46	-10	-10	251	-10	76
876289	-1	0.12	57	80	2	0.45	-5	10	6	-20	0.10	-10	-10	65	-10	44
876290	4	2.21	21	770	28	1.48	6	11	384	-20	0.25	-10	-10	121	-10	108	1.53
876291	-1	1.75	89	200	2	0.05	-5	40	83	-20	0.38	-10	-10	222	-10	68
876292	-1	1.51	117	180	4	0.04	-5	29	91	-20	0.38	-10	-10	218	-10	138
876293	-1	0.09	1855	70	5	0.01	-5	9	9	-20	0.09	-10	-10	68	-10	60
876294	-1	0.08	1710	50	-2	0.01	-5	2	14	-20	0.09	-10	-10	69	-10	64
876295	-1	0.06	1765	60	4	0.02	8	4	6	-20	0.10	-10	-10	71	-10	63
876296	-1	0.09	1760	60	4	0.01	5	2	14	-20	0.09	-10	-10	72	-10	68
876297	-1	0.06	1585	50	3	0.01	5	5	13	-20	0.08	-10	-10	67	-10	58
876298	-1	0.04	2030	50	3	0.02	5	13	3	-20	0.09	-10	-10	70	-10	57
876299	-1	0.04	1875	60	-2	0.02	-5	9	4	-20	0.09	-10	-10	69	-10	58
876300	-1	0.74	125	150	3	0.01	6	25	102	-20	0.29	-10	-10	148	-10	60

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	PGM-ICP23	PGM-ICP23	PGM-ICP23	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81
ANALYTE	Au	Pt	Pd	Ag	Ba	Ce	Co	Cr	Cs	Cu	Dy	Er	Eu	Ga	Gd	Hf	Ho
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
794395	0.026	0.009	0.014
794396	0.043	-0.005	0.003
794397	0.003	-0.005	0.001
794398	0.003	-0.005	0.003
794399	0.001	-0.005	0.002
794400	0.002	0.005	0.002
876251	0.002	-0.005	0.002
876252	0.002	0.008	0.002
876253	0.002	-0.005	0.002
876254	0.001	0.006	0.002
876255	0.002	-0.005	0.005
876256	0.002	0.005	0.006
876257	0.006	0.014	0.013
876258	0.003	0.013	0.007
876259	0.004	0.010	0.006
876260	0.002	-0.005	-0.001
876261	0.031	0.011	0.004
876262	0.003	0.007	0.015
876263	0.004	0.011	0.018
876264	0.006	0.013	0.016
876265	0.002	0.010	0.017
876266	0.002	-0.005	-0.001
876267	0.001	-0.005	0.001
876268	0.003	0.011	0.016
876269	0.009	-0.005	0.010
876270	0.006	0.011	0.017
876271	0.003	0.010	0.015
876272	0.004	0.006	0.001
876273	0.015	-0.005	0.001
876274	0.004	0.010	0.017
876275	0.043	0.019	0.109
876276	0.005	0.006	0.039
876277	0.004	0.006	0.011
876278	0.003	0.009	0.019
876279	0.004	0.014	0.020
876280	0.005	0.011	0.016
876281	0.007	0.010	0.016
876282	0.006	0.010	0.016
876283	0.005	0.009	0.016
876284	0.004	0.008	0.016
876285	0.005	0.008	0.017
876286	0.004	-0.005	0.003
876287	0.002	-0.005	0.004
876288	0.006	0.009	0.014
876289	0.004	-0.005	0.004
876290	0.012	-0.005	0.004
876291	0.007	0.011	0.018
876292	0.008	0.009	0.017
876293	0.001	-0.005	0.002	-1	9.7	1.8	129.5	5050	0.17	18	0.57	0.36	0.15	4.00	0.44	0.4	0.13
876294	0.001	-0.005	0.004
876295	0.001	-0.005	0.002
876296	-0.001	-0.005	0.002
876297	-0.001	-0.005	0.002	-1	23.5	1.6	123	5090	0.10	13	0.50	0.33	0.14	3.80	0.41	0.3	0.11
876298	-0.001	-0.005	0.002
876299	0.001	0.005	0.002	-1	12.9	1.7	128.5	5470	0.10	30	0.56	0.35	0.13	4.10	0.47	0.3	0.11
876300	0.002	0.007	0.008

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81
ANALYTE	La	Lu	Mo	Nb	Nd	Ni	Pb	Pr	Rb	Sm	Sn	Sr	Ta	Tb	Th	Tl	Tm	U
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
794395
794396
794397
794398
794399
794400
876251
876252
876253
876254
876255
876256
876257
876258
876259
876260
876261
876262
876263
876264
876265
876266
876267
876268
876269
876270
876271
876272
876273
876274
876275
876276
876277
876278
876279
876280
876281
876282
876283
876284
876285
876286
876287
876288
876289
876290
876291
876292
876293	-0.5	0.05	-2	0.4	1.3	1790	5	0.27	2	0.38	-1	10.20	-0.1	0.09	0.07	-0.5	0.05	-0.05
876294
876295
876296
876297	-0.5	0.05	-2	0.4	1.1	1550	-5	0.23	1.6	0.33	-1	14.30	-0.1	0.08	0.06	-0.5	0.05	-0.05
876298
876299	-0.5	0.06	-2	0.3	1.3	1860	-5	0.27	1.5	0.36	-1	5.20	-0.1	0.08	0.06	-0.5	0.05	-0.05
876300

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06
ANALYTE	U	V	W	Y	Yb	Zn	Zr	SiO2	Al2O3	Fe2O3	CaO	MgO	Na2O	K2O	Cr2O3	TiO2	MnO
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	%	%	%	%	%	%	%	%
794395
794396
794397
794398
794399
794400
876251
876252
876253
876254
876255
876256
876257
876258
876259
876260
876261
876262
876263
876264
876265
876266
876267
876268
876269
876270
876271
876272
876273
876274
876275
876276
876277
876278
876279
876280
876281
876282
876283
876284
876285
876286
876287
876288
876289
876290
876291
876292
876293	-0.05	20	1	3.4	0.37	61	15	38.8	3.02	10.50	2.54	36.7	0.10	0.07	0.74	0.15	0.13
876294
876295
876296
876297	-0.05	17	1	2.9	0.32	60	11	36.3	2.89	11.80	2.07	36.4	0.06	0.05	0.75	0.14	0.11
876298
876299	-0.05	-5	1	3.3	0.33	65	11	37.4	2.98	9.51	1.82	36.4	0.05	0.03	0.80	0.15	0.13
876300

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP06	ME-ICP06	ME-ICP06	OA-GRA05
ANALYTE	P2O5	SrO	BaO	LOI
SAMPLE	%	%	%	%
794395
794396
794397
794398
794399
794400
876251
876252
876253
876254
876255
876256
876257
876258
876259
876260
876261
876262
876263
876264
876265
876266
876267
876268
876269
876270
876271
876272
876273
876274
876275
876276
876277
876278
876279
876280
876281
876282
876283
876284
876285
876286
876287
876288
876289
876290
876291
876292
876293	-0.01	0.01	-0.01	7.75		Colour codes
876294					Standard		weight 0.06kg
876295					Blank (carbonate)		Ca content >30%
876296					Duplicate		of preceeding sample
876297	0.01	0.01	-0.01	9.31
876298
876299	-0.01	-0.01	-0.01	10.60
876300

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Nico property rock geochemical analyses data from ALS Chemex Inc.,

from certificate number VO08112270:

samples 876128 to 876130; 876163 to 876200; 876202 to 876203; 876301 to 876310.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
ANALYTE	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	K	La	Mg	Mn
SAMPLE	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	%	ppm	%	ppm
876128	-0.5	8.33	13	20	-0.5	-2	8.28	-0.5	47	215	101	6.84	10	0.12	-10	5.01	1265
876129	-0.5	8.72	-5	20	-0.5	-2	8.14	-0.5	45	195	90	6.74	10	0.10	-10	4.74	1215
876130	-0.5	7.18	-5	20	-0.5	-2	8.09	-0.5	44	233	149	7.66	10	0.17	-10	4.55	1520
876163	-0.5	1.54	-5	10	-0.5	-2	1.71	-0.5	122	3390	10	8.38	-10	0.04	10	20.50	1330
876164	-0.5	1.57	-5	10	-0.5	-2	1.91	-0.5	119	3550	4	8.24	-10	0.04	10	20.20	1305
876165	-0.5	1.42	-5	-10	-0.5	-2	1.26	-0.5	107	2650	13	8.37	-10	0.02	10	19.30	933
876166	-0.5	0.81	-5	10	-0.5	-2	1.56	-0.5	121	3860	24	8.52	-10	0.04	10	19.85	1345
876167	-0.5	1.63	-5	10	-0.5	-2	1.71	-0.5	110	3670	7	8.02	-10	0.01	10	20.80	1240
876168	-0.5	1.28	-5	10	-0.5	-2	1.78	-0.5	113	3170	4	8.18	-10	0.02	10	19.65	1310
876169	-0.5	1.54	5	10	-0.5	-2	1.76	-0.5	118	3530	10	8.11	-10	0.03	10	20.10	1335
876170	-0.5	1.29	-5	-10	-0.5	-2	1.80	-0.5	113	2850	4	7.89	-10	0.02	10	19.70	1250
876171	-0.5	1.00	-5	10	-0.5	2	1.69	-0.5	121	3820	12	8.36	-10	0.03	10	20.10	1340
876172	-0.5	1.81	-5	10	-0.5	-2	1.99	-0.5	126	2340	32	9.04	-10	0.07	10	19.70	1435
876173	-0.5	1.48	-5	-10	-0.5	-2	1.73	-0.5	119	3700	8	8.29	-10	0.03	10	20.30	1295
876174	-0.5	1.44	-5	-10	-0.5	-2	1.47	-0.5	126	3530	15	8.58	-10	0.02	10	20.60	1305
876175	-0.5	1.36	-5	-10	-0.5	-2	1.33	-0.5	113	3460	13	7.87	-10	0.02	10	19.10	1210
876176	-0.5	0.85	-5	10	-0.5	-2	1.41	-0.5	117	3100	7	8.06	-10	0.03	10	19.50	1250
876177	-0.5	1.27	-5	10	-0.5	-2	1.65	-0.5	123	3860	26	8.65	-10	0.07	10	20.60	1355
876178	-0.5	6.72	6	30	-0.5	-2	5.54	-0.5	60	771	69	7.33	10	0.07	-10	7.74	1145
876179	-0.5	1.62	-5	10	-0.5	-2	1.80	-0.5	121	3350	16	8.68	-10	0.04	10	20.50	1390
876180	-0.5	1.19	-5	10	-0.5	-2	0.91	-0.5	115	1990	5	8.31	-10	0.01	10	20.10	1115
876181	-0.5	1.60	-5	10	-0.5	4	1.76	-0.5	124	3460	8	8.63	-10	0.04	10	21.00	1345
876182	-0.5	1.03	-5	10	-0.5	-2	1.75	-0.5	125	3380	11	8.38	-10	0.03	10	20.30	1335
876183	-0.5	1.18	-5	-10	-0.5	-2	0.84	-0.5	128	3040	16	8.45	-10	0.01	10	20.40	1120
876184	-0.5	1.48	-5	10	-0.5	-2	1.58	-0.5	124	3490	17	8.73	-10	0.04	10	21.20	1350
876185	-0.5	1.63	-5	10	-0.5	3	1.80	-0.5	123	4020	16	9.01	-10	0.05	10	20.40	1420
876186	-0.5	1.09	-5	10	-0.5	-2	1.61	-0.5	118	3760	7	8.27	-10	0.05	10	19.95	1300
876187	-0.5	1.51	-5	10	-0.5	-2	1.67	-0.5	127	1835	63	9.43	-10	0.06	10	20.30	1490
876188	-0.5	1.14	-5	20	-0.5	-2	2.15	-0.5	116	2590	42	8.26	-10	0.12	10	18.75	1380
876189	-0.5	1.48	-5	10	-0.5	-2	1.79	-0.5	116	3700	36	9.08	-10	0.09	10	19.50	1435
876190	-0.5	1.45	-5	10	-0.5	-2	1.65	-0.5	113	3230	18	8.71	-10	0.05	10	18.70	1360
876191	-0.5	1.44	-5	-10	-0.5	2	0.12	-0.5	120	3430	46	10.15	-10	0.01	10	18.35	1055
876192	-0.5	1.42	-5	10	-0.5	-2	1.68	-0.5	113	4080	28	8.49	-10	0.06	10	20.40	1290
876193	-0.5	1.32	-5	10	-0.5	-2	1.41	-0.5	123	3790	1	7.80	-10	0.04	10	20.00	1255
876194	-0.5	1.56	-5	-10	-0.5	3	0.97	-0.5	113	3500	18	7.75	-10	0.02	10	19.55	900
876195	-0.5	1.49	-5	10	-0.5	2	1.32	-0.5	125	3530	63	7.43	-10	0.04	10	19.70	1025
876196	-0.5	2.00	-5	10	-0.5	-2	2.52	-0.5	102	3750	22	6.56	-10	0.06	10	19.60	1290
876197	-0.5	1.49	-5	10	-0.5	-2	1.25	-0.5	104	4380	20	6.43	-10	0.03	10	20.20	1075
876198	-0.5	1.79	-5	10	-0.5	-2	2.06	-0.5	110	3760	16	6.75	-10	0.04	10	20.10	1090
876199	-0.5	6.47	-5	10	-0.5	-2	6.44	-0.5	44	98	173	9.52	10	0.03	-10	4.25	1745
876200	-0.5	0.35	-5	10	-0.5	-2	34.80	-0.5	-1	8	5	0.17	-10	0.14	-10	0.26	32
876202	1.0	6.07	5620	240	0.9	-2	3.20	-0.5	32	171	95	8.43	10	0.58	10	3.11	1715
876203	0.5	7.13	1535	250	0.9	-2	5.32	-0.5	38	180	63	7.37	10	0.58	10	3.68	1205
876301	-0.5	1.74	-5	10	-0.5	-2	2.11	-0.5	102	3430	18	6.75	-10	0.05	10	19.60	1095
876302	-0.5	7.33	7	20	-0.5	-2	8.42	-0.5	34	468	100	6.26	10	0.05	-10	4.00	1260
876303	-0.5	6.82	-5	20	-0.5	-2	6.83	-0.5	49	46	159	9.57	10	0.11	-10	3.64	1685
876304	-0.5	1.39	-5	-10	-0.5	2	1.33	-0.5	104	3400	8	6.68	-10	0.04	10	20.40	1035
876305	-0.5	1.14	-5	-10	-0.5	-2	14.30	-0.5	27	791	10	6.79	-10	-0.01	-10	9.45	877
876306	-0.5	1.71	-5	10	-0.5	-2	1.18	-0.5	107	3360	14	6.29	-10	0.02	10	20.20	1020
876307	0.5	1.34	-5	-10	-0.5	-2	1.44	-0.5	122	3430	12	7.72	-10	0.02	10	21.20	1175
876308	-0.5	1.56	-5	-10	-0.5	-2	2.00	-0.5	122	3010	8	7.88	-10	0.01	10	21.20	1315
876309	-0.5	1.39	-5	10	-0.5	-2	1.37	-0.5	129	3870	27	8.81	-10	0.01	10	20.90	1450
876310	0.5	1.93	-5	-10	-0.5	-2	9.13	-0.5	61	1130	12	6.94	-10	-0.01	-10	12.55	2540

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	Ni-OG62
ANALYTE	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr	Th	Ti	Tl	U	V	W	Zn	Ni
SAMPLE	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%
876128	1	0.92	185	140	3	0.02	-5	29	94	-20	0.30	-10	-10	176	-10	60
876129	-1	1.15	187	130	5	0.03	-5	28	86	-20	0.28	-10	-10	166	-10	59
876130	-1	1.38	84	180	6	0.02	-5	41	90	-20	0.35	10	-10	227	-10	75
876163	1	0.07	1805	60	4	-0.01	-5	13	13	-20	0.08	-10	-10	68	-10	77
876164	-1	0.07	1755	50	-2	-0.01	-5	13	15	-20	0.07	-10	-10	67	-10	77
876165	-1	0.03	1710	60	2	0.01	-5	11	5	-20	0.07	-10	-10	54	-10	68
876166	-1	0.06	1680	60	2	-0.01	-5	5	18	-20	0.08	-10	-10	73	-10	78
876167	-1	0.04	1860	60	3	0.01	-5	13	6	-20	0.08	-10	-10	66	-10	75
876168	-1	0.04	1645	70	-2	-0.01	-5	8	5	-20	0.07	-10	-10	64	-10	92
876169	-1	0.06	1765	60	4	-0.01	-5	12	7	-20	0.07	-10	-10	68	-10	94
876170	-1	0.05	1795	40	2	-0.01	-5	9	7	-20	0.07	-10	-10	62	-10	65
876171	-1	0.07	1780	50	3	0.01	-5	7	10	-20	0.07	-10	-10	73	-10	86
876172	-1	0.14	1455	90	4	0.02	-5	14	21	-20	0.09	-10	-10	70	-10	79
876173	-1	0.07	1785	70	4	-0.01	-5	13	11	-20	0.10	-10	-10	75	-10	71
876174	1	0.03	1710	50	2	-0.01	-5	12	6	-20	0.07	-10	-10	60	-10	71
876175	-1	0.03	1605	50	-2	-0.01	-5	11	4	-20	0.07	-10	-10	57	-10	65
876176	-1	0.04	1835	60	-2	0.01	-5	5	5	-20	0.07	-10	-10	58	-10	88
876177	-1	0.10	1855	50	4	0.01	-5	8	21	-20	0.08	-10	-10	72	-10	75
876178	-1	1.35	379	180	4	0.04	-5	33	99	-20	0.33	-10	-10	198	-10	72
876179	1	0.07	1695	50	-2	-0.01	-5	13	12	-20	0.08	-10	-10	68	-10	89
876180	-1	0.02	1670	60	2	-0.01	-5	11	3	-20	0.07	-10	-10	47	-10	81
876181	1	0.08	1825	70	-2	0.01	-5	13	13	-20	0.07	-10	-10	60	-10	82
876182	-1	0.05	1805	60	3	-0.01	-5	7	10	-20	0.07	-10	-10	68	-10	80
876183	-1	0.01	1880	80	2	-0.01	-5	11	2	-20	0.07	-10	-10	56	-10	70
876184	-1	0.07	1905	60	2	0.01	-5	13	13	-20	0.07	-10	-10	65	-10	74
876185	-1	0.09	1795	50	-2	0.01	-5	13	20	-20	0.07	-10	-10	73	-10	83
876186	-1	0.08	1785	30	-2	0.01	6	6	14	-20	0.06	-10	-10	66	-10	71
876187	-1	0.09	1415	70	2	0.01	-5	13	22	-20	0.08	-10	-10	58	10	81
876188	-1	0.09	1740	50	-2	0.02	-5	7	17	-20	0.08	-10	-10	69	-10	77
876189	-1	0.06	1610	60	3	0.02	6	11	14	-20	0.08	-10	-10	70	-10	76
876190	-1	0.04	1745	50	2	0.02	-5	11	9	-20	0.08	-10	-10	66	-10	78
876191	-1	-0.01	1400	60	5	0.02	-5	9	1	-20	0.08	-10	-10	51	-10	53
876192	-1	0.08	1955	40	4	0.01	-5	10	15	-20	0.08	-10	-10	68	-10	65
876193	-1	0.02	1750	30	2	-0.01	-5	11	4	-20	0.06	-10	-10	59	-10	67
876194	-1	0.02	1525	50	-2	0.02	-5	12	4	-20	0.08	-10	-10	61	-10	50
876195	1	0.05	1620	50	4	0.02	-5	10	8	-20	0.09	-10	-10	66	-10	58
876196	-1	0.08	1500	90	7	0.01	-5	12	16	-20	0.11	-10	20	70	-10	73
876197	-1	0.04	1880	50	4	0.01	-5	12	4	-20	0.08	-10	10	63	-10	62
876198	-1	0.05	1510	150	4	0.01	-5	12	18	-20	0.11	-10	10	68	-10	57
876199	-1	1.49	59	250	3	0.04	-5	43	91	-20	0.51	-10	20	277	10	114
876200	-1	0.04	4	40	2	-0.01	-5	1	193	-20	0.02	-10	40	3	-10	3
876202	1	1.65	129	1380	21	1.72	-5	15	301	-20	0.77	-10	10	131	-10	115
876203	-1	2.07	128	1290	10	0.48	-5	18	371	-20	0.94	-10	20	141	-10	109
876301	-1	0.09	1480	40	5	-0.01	-5	12	13	-20	0.12	-10	10	71	10	56
876302	-1	1.16	69	140	5	-0.01	-5	33	108	-20	0.32	10	20	208	-10	58
876303	-1	1.23	48	260	4	0.11	-5	44	97	-20	0.53	-10	20	280	10	97
876304	-1	0.06	1980	50	4	-0.01	-5	10	4	-20	0.08	-10	10	59	-10	52
876305	-1	0.02	423	10	5	-0.01	-5	4	13	-20	0.04	-10	30	21	10	31
876306	-1	0.03	2040	70	5	0.01	-5	12	2	-20	0.08	-10	10	64	-10	63
876307	-1	0.03	1660	50	2	-0.01	-5	11	4	-20	0.07	10	10	60	10	65
876308	-1	0.05	1600	50	5	-0.01	-5	12	5	-20	0.07	-10	10	59	-10	72
876309	-1	0.04	1810	50	4	0.01	-5	11	5	-20	0.07	-10	10	63	10	94
876310	-1	0.12	594	680	5	-0.01	-5	25	24	-20	0.86	-10	30	178	-10	79

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	PGM-ICP23	PGM-ICP23	PGM-ICP23	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81
ANALYTE	Au	Pt	Pd	Ag	Ba	Ce	Co	Cr	Cs	Cu	Dy	Er	Eu	Ga	Gd	Hf
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
876128	0.005	0.008	0.014
876129	0.004	0.008	0.012
876130	0.015	0.012	0.013
876163	0.001	-0.005	0.002
876164	0.002	-0.005	0.003
876165	0.001	-0.005	0.004
876166	0.002	-0.005	0.003
876167	0.002	-0.005	0.002
876168	0.001	-0.005	0.003
876169	0.002	-0.005	-0.001
876170	0.001	-0.005	0.001
876171	0.001	-0.005	-0.001
876172	0.002	-0.005	0.002
876173	0.001	-0.005	0.001
876174	0.002	-0.005	0.003
876175	0.001	-0.005	0.003
876176	0.001	-0.005	0.003
876177	0.002	-0.005	0.003
876178	0.003	0.010	0.009
876179	0.002	-0.005	0.004
876180	0.003	-0.005	0.004
876181	0.001	-0.005	0.001
876182	0.015	-0.005	-0.001
876183	0.002	-0.005	0.002
876184	0.003	-0.005	0.002
876185	0.002	-0.005	0.001
876186	0.001	-0.005	0.001
876187	0.004	0.006	0.014
876188	0.003	0.006	0.009
876189	0.003	0.008	0.004
876190	0.002	-0.005	0.004
876191	0.002	-0.005	0.003
876192	0.004	-0.005	0.003
876193	0.002	-0.005	0.005
876194	0.002	-0.005	0.003
876195	0.002	-0.005	0.002
876196	0.001	-0.005	0.003
876197	0.001	-0.005	0.004
876198	0.001	-0.005	0.003
876199	0.003	-0.005	-0.001
876200	0.002	-0.005	-0.001
876202	3.300	-0.005	0.002
876203	0.917	-0.005	-0.001
876301	0.002	-0.005	0.003
876302	0.003	0.031	0.078
876303	0.002	-0.005	-0.001
876304	0.001	-0.005	-0.001	-1	3.9	1.6	127.0	4930	0.05	9	0.47	0.29	0.11	3.7	0.38	0.3
876305	0.003	-0.005	-0.001
876306	0.002	-0.005	0.001
876307	0.001	-0.005	0.001	-1	3.3	1.3	143.5	5280	0.04	13	0.41	0.26	0.09	3.5	0.36	0.3
876308	0.001	-0.005	0.001
876309	0.002	-0.005	0.027
876310	0.001	-0.005	0.001	-1	7.2	12.7	76.0	1770	0.04	13	4.92	3.06	0.79	3.7	4.05	3.9

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81
ANALYTE	La	Lu	Mo	Nb	Nd	Ni	Pb	Pr	Rb	Sm	Sn	Sr	Ta	Tb	Th	Tl	Tm
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
876128
876129
876130
876163
876164
876165
876166
876167
876168
876169
876170
876171
876172
876173
876174
876175
876176
876177
876178
876179
876180
876181
876182
876183
876184
876185
876186
876187
876188
876189
876190
876191
876192
876193
876194
876195
876196
876197
876198
876199
876200
876202
876203
876301
876302
876303

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06
ANALYTE	U	V	W	Y	Yb	Zn	Zr	SiO2	Al2O3	Fe2O3	CaO	MgO	Na2O	K2O	Cr2O3	TiO2	MnO	P2O5
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	%	%	%	%	%	%	%	%	%
876128
876129
876130
876163
876164
876165
876166
876167
876168
876169
876170
876171
876172
876173
876174
876175
876176
876177
876178
876179
876180
876181
876182
876183
876184
876185
876186
876187
876188
876189
876190
876191
876192
876193
876194
876195
876196
876197
876198
876199
876200
876202
876203
876301
876302
876303
876304	-0.05	-5	1	2.6	0.31	94	11	37.8	2.67	10.55	1.87	35.5	0.11	0.05	0.72	0.13	0.14	-0.01
876305
876306
876307	-0.05	-5	1	2.3	0.26	84	10	38.1	2.59	12.20	2.02	36.9	0.06	0.02	0.78	0.12	0.16	-0.01
876308
876309
876310	0.16	136	1	26.8	2.97	108	139	43.4	3.57	11.00	13.20	21.4	0.18	-0.01	0.26	1.51	0.36	0.15

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP06	ME-ICP06	ME-ICP06	OA-GRA05
ANALYTE	P2O5	SrO	BaO	LOI
SAMPLE	%	%	%	%
876128
876129
876130
876163
876164
876165
876166
876167
876168
876169
876170
876171
876172
876173
876174
876175
876176
876177
876178
876179
876180
876181
876182
876183
876184
876185
876186
876187
876188
876189
876190
876191
876192
876193
876194
876195
876196
876197
876198
876199
876200
876202						Colour codes
876203
876301					Standard		weight 0.06 kg
876302					Blank (carbonate)		Ca content >30%
876303					Duplicate		of preceeding sample
876304	-0.01	-0.01	-0.01	10.15
876305
876306
876307	-0.01	-0.01	-0.01	7.09
876308
876309
876310	0.15	-0.01	-0.01	5.31

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

Nico property rock geochemical analyses data from ALS Chemex Inc.;

from certificate number VO08112270:

samples 876311 to 876325; 876351 to 876365.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
ANALYTE	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	K	La	Mg	Mn
SAMPLE	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	%	ppm	%	ppm
876311	-0.5	1.52	-5	-10	-0.5	-2	1.65	-0.5	116	3010	8	7.54	-10	0.01	10	20.40	1240
876312	-0.5	1.08	-5	-10	-0.5	-2	5.26	-0.5	84	2100	29	11.60	-10	0.01	-10	14.85	781
876313	-0.5	1.25	-5	-10	-0.5	2	0.94	-0.5	124	3400	11	8.04	-10	0.01	10	19.70	788
876314	-0.5	0.65	-5	10	-0.5	-2	0.67	-0.5	116	3640	11	8.21	-10	0.01	10	19.85	1080
876315	-0.5	1.51	6	-10	-0.5	-2	0.93	-0.5	105	3460	11	5.91	-10	0.01	10	20.70	1130
876316	-0.5	1.50	-5	-10	-0.5	-2	1.74	-0.5	123	3450	12	8.72	-10	0.03	10	20.80	1305
876317	-0.5	1.51	-5	-10	-0.5	-2	1.78	-0.5	123	3570	4	8.23	-10	0.03	10	21.70	1325
876318	-0.5	1.53	-5	10	-0.5	2	1.76	-0.5	117	3210	18	7.94	-10	0.03	10	20.40	1305
876319	0.7	1.28	21	20	-0.5	-2	1.46	-0.5	260	1260	884	8.48	-10	0.08	10	18.95	918
876320	-0.5	1.46	-5	10	-0.5	3	1.46	-0.5	126	3910	29	8.38	-10	0.03	10	20.10	1280
876321	-0.5	1.65	-5	10	-0.5	-2	1.05	-0.5	130	2200	36	7.70	-10	0.02	10	18.90	1165
876322	-0.5	1.56	-5	10	-0.5	-2	1.84	-0.5	109	2480	27	7.99	-10	0.08	10	20.50	1275
876323	-0.5	1.75	-5	10	-0.5	-2	1.81	-0.5	106	2830	33	7.73	-10	0.06	10	19.45	1180
876324	-0.5	0.60	-5	-10	-0.5	-2	1.58	-0.5	120	3190	20	8.02	-10	0.04	-10	20.40	1300
876325	-0.5	1.43	-5	10	-0.5	-2	1.83	-0.5	120	3850	8	8.20	-10	0.03	10	21.00	1300
876351	-0.5	1.25	-5	-10	-0.5	-2	1.30	-0.5	109	3350	12	7.24	-10	0.02	10	21.70	1225
876352	-0.5	1.37	-5	10	-0.5	-2	1.48	-0.5	122	2920	13	8.01	-10	0.03	10	21.30	1260
876353	-0.5	1.28	-5	-10	-0.5	4	1.17	-0.5	116	3590	10	7.08	-10	0.03	10	20.90	1165
876354	-0.5	1.33	-5	-10	-0.5	-2	1.19	-0.5	110	3740	12	7.03	-10	0.01	10	20.70	1195
876355	-0.5	1.11	-5	10	-0.5	-2	0.74	-0.5	124	3830	31	8.06	-10	0.01	10	19.95	1360
876356	-0.5	1.31	5	-10	-0.5	-2	1.46	-0.5	117	3830	6	7.30	-10	0.02	10	20.70	1360
876357	-0.5	1.24	-5	-10	-0.5	-2	0.76	-0.5	110	4090	20	7.25	-10	0.01	10	20.60	985
876358	-0.5	0.92	-5	-10	-0.5	-2	1.23	-0.5	126	3330	8	8.37	-10	0.02	10	21.00	1335
876359	-0.5	0.83	-5	10	-0.5	-2	1.38	-0.5	118	3710	38	8.47	-10	0.02	10	20.80	1415
876360	-0.5	0.93	-5	10	-0.5	-2	1.37	-0.5	123	3040	12	7.83	-10	0.01	10	20.70	1340
876361	-0.5	1.36	-5	-10	-0.5	5	1.42	-0.5	120	4220	20	8.31	-10	0.02	10	21.20	1425
876362	-0.5	0.74	-5	10	-0.5	-2	1.27	-0.5	119	3420	21	7.88	-10	0.02	10	20.40	1305
876363	-0.5	1.12	-5	10	-0.5	4	0.89	-0.5	133	3770	18	9.13	-10	0.01	10	20.30	1195
876364	-0.5	7.88	-5	120	-0.5	-2	8.75	-0.5	42	293	77	6.32	10	0.25	10	2.32	1565
876365	-0.5	0.71	-5	10	-0.5	-2	1.86	-0.5	130	2860	22	8.43	-10	0.05	10	21.60	1460

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr	Th	Ti	Tl	U	V	W	Zn	Ni	Au
SAMPLE	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm
876311	-1	0.04	1550	50	3	-0.01	-5	12	5	-20	0.08	-10	10	63	-10	72		0.001
876312	-1	-0.01	1040	40	2	-0.01	-5	9	-1	-20	0.08	-10	20	44	-10	60		0.001
876313	-1	-0.01	1870	50	5	-0.01	-5	11	1	-20	0.07	-10	10	43	-10	63		0.001
876314	-1	0.01	1580	50	3	0.01	-5	2	2	-20	0.07	-10	10	61	10	72		0.002
876315	-1	0.02	1930	70	-2	0.01	-5	13	2	-20	0.08	-10	10	63	-10	54		0.001
876316	-1	0.08	1600	50	4	-0.01	-5	13	7	-20	0.07	10	10	70	-10	66		0.001
876317	-1	0.08	1720	40	5	-0.01	-5	13	9	-20	0.08	-10	20	67	-10	71		0.001
876318	-1	0.08	1710	50	3	0.01	-5	12	6	-20	0.07	-10	10	59	-10	83		0.002
876319	-1	0.10	>10000	70	8	3.12	-5	8	15	-20	0.07	-10	10	37	10	61	1.39	0.065
876320	-1	0.07	1510	40	3	0.02	-5	13	11	-20	0.07	-10	10	69	-10	73		0.001
876321	-1	0.03	1610	70	3	0.02	-5	13	7	-20	0.09	-10	10	64	-10	104		0.001
876322	-1	0.10	1810	110	2	0.01	-5	14	19	-20	0.13	10	10	80	-10	71		0.002
876323	-1	0.08	1650	80	4	-0.01	-5	14	21	-20	0.10	-10	10	75	-10	70		0.002
876324	-1	0.06	1760	40	2	-0.01	-5	3	11	-20	0.07	-10	10	62	-10	68		0.001
876325	-1	0.07	1740	50	5	-0.01	-5	11	16	-20	0.07	-10	10	69	-10	73		0.001
876351	-1	0.03	2040	40	3	-0.01	-5	10	4	-20	0.06	-10	10	54	-10	70		0.001
876352	-1	0.05	1970	60	4	-0.01	-5	12	7	-20	0.07	-10	10	55	-10	72		0.001
876353	-1	0.02	1780	100	5	-0.01	-5	11	4	-20	0.11	-10	10	63	-10	65		0.001
876354	-1	0.01	1650	50	6	-0.01	-5	11	4	-20	0.07	-10	10	60	10	77		0.001
876355	-1	0.01	1630	70	4	-0.01	-5	7	2	-20	0.07	-10	-10	67	-10	110		0.001
876356	-1	0.03	1625	50	3	-0.01	-5	11	5	-20	0.07	-10	-10	59	-10	79		-0.001
876357	1	0.01	1615	60	3	-0.01	-5	10	1	-20	0.07	-10	10	65	-10	63		-0.001
876358	-1	0.05	1720	50	3	-0.01	-5	6	7	-20	0.07	-10	-10	60	-10	76		-0.001
876359	-1	0.02	1715	50	-2	-0.01	-5	5	11	-20	0.07	-10	10	73	-10	96		-0.001
876360	-1	0.03	1700	60	5	-0.01	-5	5	3	-20	0.07	-10	10	59	-10	94		-0.001
876361	-1	0.03	1710	50	4	-0.01	-5	12	6	-20	0.07	-10	-10	68	-10	85		-0.001
876362	-1	0.03	1700	60	-2	-0.01	-5	5	4	-20	0.07	-10	-10	59	-10	72		-0.001
876363	-1	0.02	1635	50	-2	-0.01	-5	6	3	-20	0.07	-10	-10	60	-10	71		0.001
876364	-1	1.75	117	210	3	0.05	-5	38	81	-20	0.37	-10	10	216	-10	64		0.011
876365	-1	0.06	1450	40	-2	-0.01	-5	4	10	-20	0.06	-10	10	58	-10	76		-0.001

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	PGM-ICP23	PGM-ICP23	PGM-ICP23	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81
ANALYTE	Au	Pt	Pd	Ag	Ba	Ce	Co	Cr	Cs	Cu	Dy	Er	Eu	Ga	Gd	Hf	Ho
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
876311	0.001	-0.005	0.001
876312	0.001	-0.005	0.001
876313	0.001	-0.005	-0.001
876314	0.002	-0.005	0.002	-1	5.0	1.0	133.0	5830	0.02	14	0.41	0.27	0.08	3.5	0.35	0.3	0.09
876315	0.001	0.006	0.001
876316	0.001	-0.005	-0.001	-1	4.4	0.8	142.5	5700	0.09	12	0.32	0.21	0.08	3.7	0.26	0.2	0.06
876317	0.001	-0.005	-0.001
876318	0.002	-0.005	0.001	-1	5.1	0.8	140.5	5280	0.1	21	0.35	0.23	0.09	3.6	0.32	0.2	0.06
876319	0.065	0.056	0.062
876320	0.001	-0.005	0.002
876321	0.001	0.006	0.006
876322	0.002	0.009	0.008
876323	0.002	0.007	0.008
876324	0.001	-0.005	0.001
876325	0.001	-0.005	0.002
876351	0.001	-0.005	-0.001	-1	3.4	1.0	127.5	5250	0.04	14	0.32	0.22	0.07	3.1	0.28	0.3	0.07
876352	0.001	-0.005	0.033
876353	0.001	0.011	0.006	-1	3.0	2.1	136.0	5740	0.05	12	0.72	0.44	0.14	3.7	0.65	0.4	0.15
876354	0.001	-0.005	0.002
876355	0.001	-0.005	0.001
876356	-0.001	-0.005	-0.001
876357	-0.001	-0.005	0.001
876358	-0.001	-0.005	0.001
876359	-0.001	-0.005	-0.001	-1	7.1	1.0	140.5	5950	0.07	43	0.35	0.23	0.08	3.70	0.29	0.2	0.07
876360	-0.001	0.034	0.016
876361	-0.001	0.005	0.003
876362	-0.001	0.007	0.003
876363	0.001	0.006	0.002
876364	0.011	0.010	0.009
876365	-0.001	-0.005	0.003

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81
ANALYTE	La	Lu	Mo	Nb	Nd	Ni	Pb	Pr	Rb	Sm	Sn	Sr	Ta	Tb	Th	Tl	Tm
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
876311
876312
876313
876314	-0.5	0.03	-2	0.3	0.8	1640	-5	0.14	0.4	0.27	-1	2.5	-0.1	0.05	-0.05	-0.5	0.03
876315
876316	-0.5	0.03	-2	0.2	0.6	1700	-5	0.10	1.1	0.20	-1	8.6	-0.1	0.03	-0.05	-0.5	0.03
876317
876318	-0.5	0.03	-2	0.2	0.6	1890	-5	0.12	1.1	0.21	-1	6.8	-0.1	0.03	-0.05	-0.5	0.02
876319
876320
876321
876322
876323
876324
876325
876351	-0.5	0.03	-2	0.2	0.7	2170	-5	0.13	0.7	0.23	-1	4.5	-0.1	0.04	-0.05	-0.5	0.03
876352
876353	-0.5	0.05	-2	0.6	1.6	1880	-5	0.29	1.0	0.52	-1	3.5	-0.1	0.1	-0.05	-0.5	0.05
876354
876355
876356
876357
876358
876359	-0.5	0.03	-2	0.3	0.7	1860	-5	0.13	1.0	0.23	-1	8.70	-0.1	0.05	-0.05	-0.5	0.03
876360
876361
876362
876363
876364
876365

METHOD	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-MS81	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06	ME-ICP06
ANALYTE	U	V	W	Y	Yb	Zn	Zr	SiO2	Al2O3	Fe2O3	CaO	MgO	Na2O	K2O	Cr2O3	TiO2
SAMPLE	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	%	%	%	%	%	%	%
876311
876312
876313
876314	-0.05	-5	2	2.3	0.27	88	11	36.6	2.39	12.65	0.94	33.9	0.04	0.01	0.84	0.13
876315
876316	-0.05	-5	1	1.8	0.24	82	7	39.2	2.83	13.60	2.38	35.7	0.12	0.03	0.85	0.12
876317
876318	-0.05	-5	1	2.0	0.25	118	10	39.1	2.98	12.95	2.54	36.2	0.13	0.03	0.78	0.12
876319
876320
876321
876322
876323
876324
876325
876351	-0.05	-5	-1	1.9	0.24	84	11	38.7	2.35	11.20	1.80	37.0	0.06	0.03	0.76	0.11
876352
876353	-0.05	-5	1	4.0	0.40	85	16	38.7	2.48	11.25	1.64	36.2	0.05	0.03	0.86	0.19
876354
876355
876356
876357
876358
876359	-0.05	-5	1	2.1	0.27	116	10	39.9	2.53	13.40	1.99	36.2	0.06	0.02	0.85	0.13
876360
876361
876362
876363
876364
876365

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

METHOD	ME-ICP06	ME-ICP06	ME-ICP06	OA-GRA05
ANALYTE	P2O5	SrO	BaO	LOI
SAMPLE	%	%	%	%
876311
876312
876313
876314	-0.01	-0.01	-0.01	10.65
876315
876316	-0.01	-0.01	-0.01	4.23
876317
876318	-0.01	-0.01	-0.01	5.02
876319
876320
876321
876322
876323
876324
876325
876351	-0.01	-0.01	-0.01	6.81
876352
876353	0.02	-0.01	-0.01	8.78
876354
876355
876356
876357
876358
876359	0.02	-0.01	-0.01	5.38
876360
876361
876362
876363
876364
876365

						Colour codes

					Standard		weight 0.06 kg
					Blank (carbonate)		Ca content >30%
					Duplicate		of preceeding sample

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

APPENDIX IV

Soil Mobile Metal Ion (MMI) geochemical analyses data from SGS Mineral Services Inc.;

Workorder TO102500: samples N001 to N079

Workorder TO102470: samples N080 to N106

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Ag	Al	As	Au	Ba	Bi	Ca	Cd	Ce	Co	Cr	Cu	Dy	Er	Eu	Fe	Gd	La	Li	Mg	Mo	Nb
METHOD	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5
DETECTION	1	1	10	0.1	10	1	10	1	5	5	100	10	1	0.5	0.5	1	1	1	5	1	5	0.5
UNITS	PPB	PPM	PPB	PPB	PPB	PPB	PPM	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPM	PPB	PPB	PPB	PPM	PPB	PPB
N001	7	45	<10	0.5	3280	<1	590	6	288	9	<100	1100	87	56.8	20.3	8	108	249	17	191	<5	3.4
DUP-N001	8	54	<10	0.5	3220	<1	550	6	338	10	<100	990	89	57.8	20.8	8	113	264	12	175	<5	1.7
N002	10	42	<10	0.2	2760	<1	580	12	527	19	<100	920	142	92.8	28.6	12	157	296	14	209	<5	1.0
N003	9	72	<10	0.2	3560	<1	530	6	790	15	100	820	142	92.8	32.1	13	173	485	26	175	<5	0.9
N004	3	221	<10	<0.1	1890	<1	110	20	164	79	<100	690	119	73.4	12.1	151	63	58	10	69	<5	2.1
N005	10	186	<10	<0.1	2360	<1	200	22	470	106	<100	700	141	85.3	21.6	162	112	194	6	102	<5	2.3
N006	4	165	<10	<0.1	3000	<1	110	7	60	35	<100	350	52	56.9	3.8	184	17	22	8	71	<5	1.6
N007	8	268	<10	0.1	1240	<1	80	31	350	26	<100	510	94	45.9	19.1	56	89	129	<5	34	<5	3.4
N008	7	>300	<10	<0.1	1090	<1	20	22	187	88	100	380	31	16.4	6.3	129	27	67	13	12	<5	13.0
N009	2	131	10	0.2	2240	<1	80	5	2440	59	100	370	123	55.6	49.6	58	203	984	<5	23	<5	15.6
N010	10	253	<10	0.1	1530	<1	80	17	546	46	<100	540	97	47.8	23.5	54	107	226	<5	36	<5	6.2
N011	7	112	<10	0.3	2930	<1	290	7	800	38	<100	750	99	56.9	27.9	35	129	424	<5	113	<5	0.6
N012	5	77	<10	0.2	3320	<1	460	5	1180	58	<100	830	124	76.6	34.6	21	173	653	12	172	<5	0.5
N013	13	107	<10	0.2	2730	<1	300	10	924	78	100	740	115	69.6	29.1	35	143	473	7	119	<5	0.6
DUP-N013	11	149	<10	0.2	2320	<1	230	10	804	103	100	590	99	52.7	24.9	57	115	298	<5	88	<5	0.7
N014	6	280	<10	0.1	1310	<1	50	15	178	82	<100	560	109	59.5	15.1	80	74	60	13	35	<5	6.0
N015	4	259	<10	<0.1	1350	<1	80	15	621	99	<100	490	97	46.3	24.0	101	108	228	7	34	<5	12.2
N016	4	172	<10	<0.1	3480	<1	240	12	1220	91	<100	570	150	80.4	37.3	54	184	630	7	137	<5	<0.5
N017	3	232	<10	<0.1	2600	<1	60	3	28	77	<100	70	4	10.1	0.9	91	1	13	6	32	<5	<0.5
N018	3	230	<10	<0.1	1870	<1	50	2	23	103	<100	110	9	18.1	0.8	106	1	10	9	31	<5	<0.5
N019	2	217	<10	<0.1	1290	<1	50	2	16	82	<100	130	10	18.5	0.5	110	1	6	8	28	<5	<0.5
N020	3	249	<10	<0.1	2390	<1	30	3	13	31	<100	50	9	14.9	0.6	80	1	5	10	15	<5	<0.5
N021	4	263	<10	<0.1	1410	<1	30	11	45	57	<100	170	35	24.7	2.7	97	11	17	7	16	<5	2.1
N022	2	201	<10	<0.1	1470	<1	50	3	14	78	<100	120	14	23.5	0.7	102	1	5	8	24	<5	<0.5
N023	3	224	<10	<0.1	2980	<1	90	3	15	66	<100	40	4	11.9	0.8	109	1	6	11	49	<5	<0.5
N024	3	211	<10	<0.1	1600	<1	80	6	30	54	<100	150	60	46.9	2.9	96	14	9	<5	47	<5	<0.5
N025	3	241	<10	<0.1	1490	<1	80	6	18	53	<100	80	10	14.0	0.7	100	1	7	9	39	<5	1.0
DUP-N025	2	241	<10	<0.1	1610	<1	80	6	16	59	<100	60	9	14.7	0.8	105	1	5	9	42	<5	0.6
N026	8	179	<10	0.1	1540	<1	160	16	711	76	<100	1030	224	131.0	37.5	103	186	249	7	84	<5	1.2
N027	8	133	<10	0.2	2480	<1	220	11	1090	79	200	870	204	126.0	41.8	113	215	492	13	118	<5	1.2
N028	4	195	<10	<0.1	2410	<1	70	2	17	109	<100	20	2	7.0	0.7	174	<1	6	6	38	<5	<0.5
N029	5	270	<10	<0.1	2020	<1	40	16	581	33	<100	290	78	36.8	19.4	92	91	194	21	27	<5	9.2
N030	14	183	<10	<0.1	2210	<1	100	8	56	73	<100	290	58	62.5	3.4	220	16	19	10	59	<5	2.0
N031	18	172	<10	<0.1	1980	<1	130	14	197	73	<100	590	187	127.0	16.2	205	89	58	10	78	<5	1.4
N032	2	102	<10	<0.1	3130	<1	330	10	2210	44	<100	660	254	154.0	64.9	43	327	1150	14	143	<5	<0.5
N033	3	221	<10	<0.1	2490	<1	110	3	22	102	<100	30	4	9.5	0.9	106	1	12	7	55	<5	<0.5
N034	<1	124	<10	<0.1	850	<1	110	1	16	25	<100	460	1	2.4	<0.5	222	<1	7	7	69	<5	1.4
N035	4	158	<10	<0.1	2560	<1	130	1	18	34	<100	1020	1	2.3	0.7	187	<1	9	9	62	<5	0.5
N036	2	140	<10	<0.1	1130	<1	100	<1	9	39	<100	190	2	6.4	<0.5	159	<1	3	10	41	<5	0.5
N037	1	146	<10	<0.1	520	<1	60	<1	12	20	<100	230	1	4.3	<0.5	169	<1	5	15	24	<5	1.0
DUP-N037	1	164	<10	<0.1	480	<1	50	<1	13	36	<100	180	3	7.7	<0.5	161	<1	5	15	23	<5	1.2
N038	2	87	<10	<0.1	1450	<1	130	<1	13	25	<100	1620	<1	3.8	<0.5	241	<1	5	6	63	<5	1.0
N039	1	159	<10	<0.1	910	<1	70	1	13	31	<100	390	2	5.9	<0.5	106	<1	5	12	34	<5	0.7
N040	5	217	<10	<0.1	1600	<1	70	3	20	59	<100	130	11	26.6	1.0	158	2	7	9	39	<5	1.0
N041	3	252	<10	<0.1	1930	<1	60	19	106	135	<100	370	68	41.2	7.4	85	36	35	10	38	<5	2.0
N042	7	109	<10	0.2	1370	<1	280	31	691	239	<100	950	100	60.5	18.4	81	94	241	<5	128	<5	1.0
N043	3	98	<10	0.2	2820	<1	290	2	1050	75	<100	700	122	71.8	33.0	46	157	552	<5	140	<5	0.5
N044	6	87	<10	0.1	1420	<1	340	3	1260	50	100	740	177	104.0	46.9	25	230	630	9	144	<5	0.5
N045	6	75	<10	0.3	2310	<1	350	4	959	39	100	740	131	79.7	33.8	15	167	435	12	134	<5	<0.5
N046	3	179	<10	<0.1	1430	<1	80	<1	20	36	<100	620	3	8.1	0.6	94	1	8	11	57	<5	0.6
N047	4	188	<10	<0.1	2200	<1	80	24	90	205	<100	760	136	107.0	8.9	105	45	25	6	52	<5	1.0
N048	5	165	<10	0.2	1630	<1	110	16	551	229	100	570	115	64.2	25.1	52	118	247	<5	43	<5	3.1

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Nd	Ni	Pb	Pd	Pr	Pt	Rb	Sb	Sc	Sm	Sn	Sr	Ta	Tb	Te	Th	Ti	Tl	U	W	Y	Yb
METHOD	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5
DETECTION	1	5	10	1	1	1	5	1	5	1	1	10	1	1	10	0.5	3	0.5	1	1	5	1
UNITS	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB
N001	350	139	120	<1	69	<1	65	<1	42	80	2	4050	5	15	10	43.0	3	<0.5	20	1	435	44
DUP-N001	378	139	130	<1	74	<1	78	<1	38	85	<1	3730	2	15	<10	32.9	3	<0.5	20	<1	444	47
N002	449	587	210	<1	91	<1	67	<1	36	113	<1	4220	2	23	<10	34.2	4	<0.5	64	<1	733	75
N003	647	211	280	<1	137	<1	70	<1	83	140	<1	3570	1	24	<10	40.8	5	<0.5	35	<1	790	79
N004	159	417	350	<1	30	<1	136	<1	125	43	<1	880	1	15	<10	74.6	448	<0.5	33	1	625	59
N005	365	660	430	<1	77	<1	120	<1	95	87	<1	1160	<1	20	<10	48.6	185	<0.5	121	1	765	68
N006	44	529	140	<1	9	<1	160	<1	105	11	<1	870	<1	5	<10	42.9	311	<0.5	28	<1	260	54
N007	324	171	630	<1	66	<1	187	<1	106	78	<1	520	<1	16	<10	54.4	951	<0.5	15	<1	464	35
N008	102	192	360	<1	23	<1	213	<1	87	24	1	180	1	5	<10	72.5	3130	0.7	9	<1	151	12
N009	1240	65	200	<1	310	<1	220	<1	182	223	1	540	2	26	<10	86.5	4060	0.9	18	2	561	44
N010	431	153	430	<1	92	<1	200	<1	130	96	<1	570	<1	17	<10	82.3	1860	0.6	18	<1	480	36
N011	590	140	320	<1	128	<1	142	<1	212	122	<1	2240	<1	18	<10	61.5	74	<0.5	36	<1	510	47
N012	793	144	310	<1	174	<1	107	<1	128	155	<1	3580	<1	23	<10	35.0	10	<0.5	37	<1	686	66
N013	621	158	410	<1	136	<1	121	<1	185	130	<1	1090	<1	20	<10	60.6	53	<0.5	32	<1	617	59
DUP-N013	476	132	620	<1	104	<1	186	<1	191	106	<1	840	<1	17	<10	110.0	18	0.6	27	<1	485	42
N014	187	182	630	<1	34	<1	177	<1	262	56	<1	450	<1	16	<10	107.0	1880	0.7	32	<1	517	49
N015	471	164	540	<1	101	<1	158	<1	163	103	1	550	<1	17	<10	131.0	4030	<0.5	27	1	463	36
N016	1020	192	520	<1	219	<1	120	<1	284	177	<1	2550	<1	27	<10	52.7	54	<0.5	24	<1	847	65
N017	11	139	<10	<1	3	<1	160	<1	52	1	<1	650	<1	<1	<10	20.0	32	0.6	5	<1	20	19
N018	8	134	30	<1	2	<1	130	<1	51	1	<1	510	<1	<1	<10	15.3	21	0.6	10	<1	42	24
N019	4	100	20	<1	1	<1	109	<1	31	1	<1	480	<1	<1	<10	11.6	48	<0.5	5	<1	50	18
N020	3	47	70	<1	1	<1	166	<1	22	<1	<1	380	<1	<1	<10	7.5	27	0.7	6	<1	48	14
N021	25	124	310	<1	5	<1	172	<1	58	7	<1	260	<1	4	<10	40.4	429	0.6	12	<1	175	20
N022	4	102	40	<1	1	<1	97	<1	37	1	<1	460	<1	<1	<10	8.6	45	0.6	5	<1	68	25
N023	4	124	<10	<1	1	<1	140	<1	37	1	<1	810	<1	<1	<10	12.1	32	<0.5	3	<1	23	21
N024	22	138	100	<1	4	<1	93	<1	58	8	<1	680	<1	5	<10	15.4	95	<0.5	3	<1	297	37
N025	6	108	30	<1	1	<1	145	<1	31	1	<1	610	<1	<1	<10	26.2	189	<0.5	5	<1	50	13
DUP-N025	5	117	30	<1	1	<1	149	<1	37	1	<1	660	<1	<1	<10	24.1	92	<0.5	4	<1	46	16
N026	589	418	430	<1	116	<1	121	<1	216	152	<1	1160	<1	34	<10	124.0	260	<0.5	60	<1	1110	108
N027	777	421	320	<1	167	<1	80	<1	171	181	<1	1620	<1	33	<10	71.6	169	<0.5	44	<1	1090	107
N028	5	161	<10	<1	1	<1	165	<1	50	<1	<1	660	<1	<1	<10	15.8	59	<0.5	4	<1	11	18
N029	414	194	410	<1	90	<1	198	<1	120	85	<1	430	<1	14	<10	83.0	2460	0.7	35	<1	390	29
N030	39	411	120	<1	8	<1	145	<1	124	11	<1	830	<1	5	<10	36.3	517	<0.5	12	<1	296	57
N031	199	594	310	<1	35	<1	130	<1	140	60	<1	1110	<1	22	<10	39.2	347	<0.5	19	<1	962	103
N032	1480	283	350	<1	328	<1	92	<1	201	299	<1	2860	<1	45	<10	94.7	17	<0.5	47	<1	1370	133
N033	10	133	<10	<1	2	<1	141	<1	49	1	<1	950	<1	<1	<10	16.3	15	0.6	5	<1	17	21
N034	5	42	<10	<1	1	<1	142	<1	20	<1	<1	710	<1	<1	<10	13.8	189	<0.5	12	<1	5	5
N035	6	87	<10	<1	1	<1	106	<1	16	<1	<1	970	<1	<1	<10	12.3	52	0.5	8	<1	6	3
N036	1	68	<10	<1	<1	<1	100	<1	19	<1	<1	630	<1	<1	<10	7.2	99	0.6	19	<1	8	10
N037	3	46	<10	<1	<1	<1	143	<1	19	<1	<1	340	<1	<1	<10	10.9	200	0.6	22	<1	7	7
DUP-N037	3	51	<10	<1	1	<1	149	<1	24	<1	<1	330	<1	<1	<10	13.7	230	0.6	26	<1	15	10
N038	3	98	<10	<1	1	<1	126	<1	16	<1	<1	900	<1	<1	<10	6.7	74	0.9	23	<1	<5	8
N039	3	60	<10	<1	1	<1	113	<1	21	<1	<1	440	<1	<1	<10	10.2	107	0.6	76	<1	9	11
N040	9	239	20	<1	2	<1	159	<1	110	2	<1	600	<1	<1	<10	40.7	296	<0.5	11	<1	56	38
N041	89	245	270	<1	17	<1	135	<1	76	26	<1	560	<1	9	<10	78.2	427	<0.5	20	<1	340	31
N042	347	458	250	<1	80	<1	115	<1	123	80	<1	1440	<1	15	<10	81.2	55	<0.5	85	<1	500	46
N043	741	157	390	<1	161	<1	100	<1	199	149	<1	2640	<1	22	<10	51.1	22	<0.5	26	<1	656	61
N044	979	160	320	<1	210	<1	82	<1	148	210	<1	2370	<1	31	<10	60.1	23	<0.5	44	<1	861	88
N045	666	132	260	<1	139	<1	100	<1	94	147	<1	2820	<1	23	<10	37.8	7	<0.5	44	<1	656	68
N046	7	113	<10	<1	1	<1	128	<1	30	1	<1	820	<1	<1	<10	20.2	85	0.6	8	<1	15	11
N047	91	377	310	<1	16	<1	274	<1	195	29	<1	840	<1	14	<10	125.0	251	0.7	72	<1	649	88
N048	422	175	440	<1	91	<1	241	<1	196	103	<1	760	<1	19	<10	174.0	672	0.6	47	<1	554	52

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Zn	Zr
METHOD	MMI-M5	MMI-M5
DETECTION	20	5
UNITS	PPB	PPB
N001	780	17
DUP-N001	840	19
N002	770	20
N003	600	31
N004	660	46
N005	1030	60
N006	390	38
N007	300	44
N008	400	101
N009	190	115
N010	510	70
N011	580	42
N012	470	33
N013	460	45
DUP-N013	550	61
N014	630	77
N015	620	108
N016	500	36
N017	130	19
N018	170	19
N019	120	12
N020	260	9
N021	470	44
N022	150	9
N023	180	11
N024	310	11
N025	280	18
DUP-N025	320	16
N026	900	54
N027	810	52
N028	110	13
N029	180	103
N030	410	31
N031	550	28
N032	530	48
N033	130	13
N034	60	18
N035	80	14
N036	40	8
N037	50	12
DUP-N037	50	13
N038	80	13
N039	40	10
N040	150	33
N041	410	55
N042	1130	67
N043	310	44
N044	270	57
N045	440	36
N046	40	11
N047	780	32
N048	840	87

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Ag	Al	As	Au	Ba	Bi	Ca	Cd	Ce	Co	Cr	Cu	Dy	Er	Eu	Fe	Gd	La	Li	Mg	Mo	Nb
METHOD	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5
DETECTION	1	1	10	0.1	10	1	10	1	5	5	100	10	1	0.5	0.5	1	1	1	5	1	5	0.5
UNITS	PPB	PPM	PPB	PPB	PPB	PPB	PPM	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPM	PPB	PPB	PPB	PPM	PPB	PPB
N049	2	115	<10	<0.1	1250	<1	80	2	15	41	<100	820	1	1.7	<0.5	276	<1	6	11	49	<5	1.0
DUP-N049	2	106	<10	<0.1	1300	<1	100	2	14	42	<100	1030	<1	1.1	<0.5	316	<1	6	10	56	<5	0.9
N050	1	152	<10	<0.1	1440	<1	40	2	16	27	<100	1530	<1	1.0	<0.5	190	<1	7	12	26	<5	0.6
N051	1	154	<10	<0.1	910	<1	40	2	17	35	<100	660	1	2.7	<0.5	150	<1	7	11	29	<5	1.0
N052	2	245	<10	<0.1	1410	<1	40	<1	17	50	<100	40	1	2.1	0.5	87	<1	7	6	20	<5	<0.5
N053	4	173	<10	0.2	1500	<1	140	3	555	46	100	560	114	61.0	28.0	63	127	238	8	62	<5	3.4
N054	3	227	<10	0.2	2410	<1	100	4	426	55	100	440	73	37.7	17.8	74	82	184	13	55	<5	5.9
N055	1	208	<10	<0.1	2800	<1	70	7	11	84	<100	10	<1	<0.5	0.6	163	<1	5	19	40	<5	<0.5
N056	9	201	<10	0.2	1540	<1	140	6	608	217	100	680	104	61.6	23.3	102	113	273	21	81	<5	6.4
N057	5	253	<10	0.2	3140	<1	40	9	651	93	<100	290	59	27.7	16.5	42	71	206	<5	21	<5	9.4
N058	4	104	<10	0.2	2750	<1	280	3	834	42	100	570	99	55.1	29.1	25	133	428	<5	97	<5	0.8
N059	4	251	<10	0.2	1510	<1	70	9	420	214	100	510	100	53.0	19.1	82	91	154	17	41	<5	7.7
N060	8	109	<10	0.3	3190	<1	210	8	1290	139	<100	680	142	78.5	40.0	29	184	646	<5	81	<5	<0.5
N061	5	132	<10	0.2	1950	<1	160	4	790	31	<100	470	125	65.0	32.2	37	145	341	<5	51	<5	1.2
DUP-N061	5	130	<10	0.2	1840	<1	150	4	762	30	<100	380	106	52.9	29.2	32	129	331	<5	46	<5	1.6
N062	5	264	<10	<0.1	1280	<1	<10	5	27	23	<100	230	4	5.1	0.7	25	1	11	<5	2	<5	<0.5
N063	18	36	<10	<0.1	2720	<1	650	5	1140	8	<100	1040	284	200.0	64.6	8	369	884	100	269	<5	<0.5
N064	4	151	<10	<0.1	470	<1	<10	7	23	13	<100	90	19	16.9	1.0	24	4	12	<5	<1	<5	<0.5
N065	2	230	<10	<0.1	2430	<1	40	<1	15	33	<100	30	<1	1.5	0.6	86	<1	10	14	25	<5	<0.5
N066	2	287	<10	<0.1	2790	<1	50	4	48	155	200	190	2	2.1	1.1	203	1	40	101	49	<5	14.3
N067	5	212	<10	<0.1	1050	<1	50	8	355	110	<100	620	139	70.5	24.0	63	116	115	<5	33	<5	1.5
N068	8	76	<10	0.3	2960	<1	340	5	1140	49	<100	990	116	69.2	34.0	23	164	681	7	154	<5	<0.5
N069	4	207	<10	0.2	2550	<1	60	19	244	444	<100	580	56	33.4	9.0	57	42	83	<5	39	<5	5.1
N070	6	179	<10	0.1	1940	<1	140	8	637	62	100	720	142	78.2	30.8	64	144	277	8	79	<5	2.5
N071	5	133	<10	0.1	4640	<1	240	21	837	40	<100	900	108	62.2	26.8	42	134	550	5	124	<5	<0.5
N072	3	100	<10	0.2	3310	<1	300	5	1120	75	<100	680	116	69.8	34.2	44	164	620	12	152	<5	0.6
N073	8	219	<10	<0.1	1320	<1	60	<1	31	68	<100	110	11	22.4	0.9	97	2	15	<5	35	<5	<0.5
DUP-N073	6	215	<10	<0.1	1390	<1	60	<1	21	49	<100	60	2	6.3	0.6	102	<1	10	<5	38	<5	<0.5
N074	4	105	<10	0.2	3080	<1	270	6	710	44	<100	540	118	71.7	28.7	52	139	393	7	133	<5	0.5
N075	8	197	<10	<0.1	1990	1	90	11	527	91	<100	340	73	38.9	18.8	73	83	215	<5	40	<5	13.4
N076	6	79	<10	0.2	3250	<1	350	5	1780	35	<100	730	142	82.8	41.1	26	202	729	9	153	<5	<0.5
N077	6	144	<10	0.2	2650	<1	170	6	746	72	100	500	110	60.6	29.2	48	132	342	10	66	<5	2.9
N078	5	65	<10	0.2	3310	<1	490	7	1240	32	<100	1120	143	93.2	38.1	11	203	777	42	174	<5	<0.5
N079	6	172	<10	<0.1	1310	<1	160	8	732	40	100	670	140	76.6	31.8	71	150	318	12	88	<5	2.7
N080	4	140	<10	0.1	1010	<1	110	10	807	35	<100	420	103	51.7	27.1	52	124	328	<5	46	<5	8.0
DUP-N080	5	148	<10	0.2	980	<1	110	10	820	33	<100	390	99	48.8	26.9	54	122	336	<5	43	<5	8.1
N081	5	192	<10	<0.1	1520	<1	60	21	227	55	<100	600	117	62.5	16.2	56	82	72	6	42	<5	2.5
N082	11	18	<10	0.2	2530	<1	470	2	186	28	<100	1260	60	44.3	11.3	5	70	113	125	197	<5	<0.5
N083	15	13	<10	0.3	2480	<1	500	2	109	15	<100	1310	49	38.0	8.2	4	54	68	155	220	<5	<0.5
N084	7	68	<10	0.2	2410	<1	300	5	2340	43	<100	650	188	114.0	57.1	26	280	1080	11	154	<5	<0.5
N085	5	151	<10	0.2	1440	<1	110	10	413	31	<100	510	81	41.9	19.9	41	90	185	<5	46	<5	1.6
N086	8	31	<10	0.1	2860	<1	500	9	1780	74	<100	1100	133	93.4	30.7	7	172	467	57	203	<5	<0.5
N087	6	84	<10	0.2	1600	<1	260	6	1100	15	<100	750	161	95.9	39.5	28	195	527	8	102	<5	<0.5
N088	12	59	<10	0.3	2480	<1	400	4	2630	80	<100	790	155	95.4	46.3	10	229	947	14	149	<5	<0.5
N089	6	53	<10	0.1	1950	<1	330	4	609	32	<100	700	73	44.4	21.1	9	104	327	11	147	<5	<0.5
N090	6	60	<10	0.2	3080	<1	320	6	1910	22	<100	700	130	81.9	34.7	20	170	581	6	145	<5	<0.5
N091	4	34	<10	0.2	2680	<1	330	2	531	16	<100	1000	71	45.1	17.5	7	97	274	41	148	<5	<0.5
N092	7	51	<10	0.1	2610	<1	450	4	1930	36	<100	570	175	116.0	49.0	12	245	901	16	192	<5	<0.5
DUP-N092	7	33	<10	0.2	2490	<1	470	4	457	35	<100	630	99	108.0	11.9	3	73	317	23	158	<5	<0.5
N093	4	75	<10	<0.1	1460	<1	290	4	1200	25	<100	600	169	102.0	45.1	26	221	681	10	134	<5	<0.5
N094	8	55	<10	0.2	1950	<1	440	3	2130	19	<100	730	267	170.0	67.2	16	349	972	22	175	<5	<0.5
N095	6	190	<10	<0.1	1490	<1	60	14	165	108	<100	510	98	58.6	9.7	114	54	55	9	39	<5	3.7

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Nd	Ni	Pb	Pd	Pr	Pt	Rb	Sb	Sc	Sm	Sn	Sr	Ta	Tb	Te	Th	Ti	Tl	U	W	Y	Yb
METHOD	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5
DETECTION	1	5	10	1	1	1	5	1	5	1	1	10	1	1	10	0.5	3	0.5	1	1	5	1
UNITS	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB
N049	4	87	<10	<1	1	<1	116	<1	15	<1	<1	630	<1	<1	<10	7.8	166	0.6	5	<1	<5	3
DUP-N049	3	100	<10	<1	1	<1	117	<1	13	<1	<1	740	<1	<1	<10	7.7	113	0.6	5	<1	<5	2
N050	4	52	<10	<1	1	<1	131	<1	12	<1	<1	360	<1	<1	<10	7.8	53	0.7	28	<1	<5	2
N051	4	72	<10	<1	1	<1	121	<1	21	<1	<1	320	<1	<1	<10	15.0	112	0.6	12	<1	5	4
N052	4	67	<10	<1	1	<1	174	<1	16	<1	<1	390	<1	<1	<10	12.7	15	0.7	4	<1	5	4
N053	458	184	470	<1	94	<1	186	<1	214	115	<1	930	<1	19	<10	158.0	853	0.5	41	<1	543	49
N054	323	144	450	<1	68	<1	203	<1	156	74	<1	890	<1	13	<10	107.0	1520	0.6	24	<1	353	30
N055	2	107	<10	<1	<1	<1	138	<1	21	<1	<1	620	<1	<1	<10	9.5	22	0.5	2	<1	<5	2
N056	439	191	420	<1	93	<1	157	<1	219	99	<1	990	<1	17	<10	83.9	1740	0.5	27	<1	524	52
N057	347	94	760	<1	81	<1	227	<1	120	68	<1	340	<1	11	<10	91.6	2670	1.2	14	<1	289	21
N058	619	139	260	<1	134	<1	149	<1	164	131	<1	2140	<1	18	<10	64.4	100	<0.5	34	<1	455	47
N059	332	205	420	<1	67	<1	228	<1	194	78	1	610	<1	16	<10	94.6	2240	0.6	29	<1	495	42
N060	858	218	310	<1	190	<1	165	<1	209	177	<1	2260	<1	26	<10	58.0	38	<0.5	22	<1	737	65
N061	567	147	380	<1	124	<1	215	<1	199	134	<1	970	<1	22	<10	167.0	243	0.5	43	<1	597	50
DUP-N061	534	128	350	<1	118	<1	211	<1	173	122	<1	870	<1	19	<10	167.0	307	<0.5	35	<1	502	41
N062	10	42	50	<1	2	<1	241	<1	23	1	<1	80	<1	<1	<10	17.1	41	1.2	22	<1	15	6
N063	1260	291	280	<1	252	<1	36	<1	56	280	<1	4510	<1	49	<10	15.0	<3	0.5	39	1	1980	180
N064	12	34	170	<1	3	<1	267	<1	26	2	<1	<10	<1	2	<10	7.0	21	1.2	42	<1	100	14
N065	4	58	<10	<1	1	<1	224	<1	9	<1	<1	410	<1	<1	<10	5.0	21	0.9	4	<1	<5	3
N066	22	191	20	<1	6	<1	418	<1	176	2	3	530	<1	<1	<10	35.8	4970	1.7	10	<1	8	8
N067	363	258	500	<1	69	<1	241	<1	145	95	<1	500	<1	22	<10	64.3	375	<0.5	22	<1	699	53
N068	821	125	340	<1	179	<1	121	<1	175	156	<1	3170	<1	21	<10	29.7	17	<0.5	29	<1	647	57
N069	139	160	470	<1	29	<1	234	<1	130	33	<1	700	<1	8	<10	107.0	1300	0.6	23	<1	286	27
N070	531	182	500	<1	108	<1	156	<1	249	127	<1	1170	<1	23	<10	106.0	695	0.7	47	<1	701	63
N071	718	182	440	<1	153	<1	126	<1	246	122	<1	2590	<1	19	<10	45.8	47	<0.5	31	<1	655	51
N072	799	188	370	<1	172	<1	89	<1	201	157	<1	2880	<1	22	<10	50.2	53	<0.5	25	<1	643	60
N073	13	127	20	<1	3	<1	152	<1	58	2	<1	570	<1	<1	<10	27.7	45	0.6	9	<1	51	28
DUP-N073	7	92	<10	<1	1	<1	143	<1	27	1	<1	640	<1	<1	<10	22.6	18	0.6	8	<1	8	14
N074	562	167	500	<1	118	<1	113	<1	206	122	<1	2520	<1	20	<10	58.5	67	<0.5	27	<1	637	61
N075	350	159	600	<1	76	<1	181	<1	138	78	<1	650	<1	12	<10	144.0	4230	0.6	19	<1	358	31
N076	955	150	320	<1	209	<1	95	<1	182	190	<1	3140	<1	26	<10	43.4	24	<0.5	45	<1	713	72
N077	540	134	500	<1	116	<1	183	<1	280	125	<1	1180	<1	20	<10	111.0	712	0.6	45	<1	519	50
N078	921	124	230	<1	199	<1	74	<1	64	177	<1	4000	<1	26	<10	23.8	10	<0.5	32	<1	813	82
N079	576	149	520	<1	120	<1	115	<1	239	135	<1	1270	<1	24	<10	126.0	712	<0.5	44	<1	687	61
N080	536	136	500	<1	119	<1	125	<1	172	121	<1	670	<1	18	<10	224.0	2110	<0.5	32	1	475	40
DUP-N080	544	134	490	<1	121	<1	127	<1	164	119	<1	630	<1	18	<10	215.0	2300	<0.5	30	<1	455	38
N081	221	250	500	<1	42	<1	123	<1	185	60	<1	670	<1	17	<10	130.0	650	<0.5	34	<1	557	47
N082	164	114	140	<1	29	<1	14	<1	17	43	<1	4440	<1	9	<10	14.9	9	<0.5	25	<1	333	38
N083	107	96	130	<1	18	<1	13	<1	16	30	<1	4750	<1	7	<10	9.8	6	<0.5	23	<1	284	32
N084	1390	161	330	<1	307	<1	66	<1	161	267	<1	2970	<1	35	<10	43.3	14	<0.5	28	<1	981	98
N085	353	128	510	<1	73	<1	144	<1	230	85	<1	770	<1	14	<10	175.0	289	<0.5	43	<1	352	35
N086	592	194	220	<1	121	<1	33	<1	32	129	<1	4410	<1	23	<10	24.6	6	<0.5	21	<1	713	83
N087	788	143	340	<1	168	<1	98	<1	146	177	<1	1610	<1	28	<10	87.0	39	<0.5	38	<1	815	81
N088	1140	143	180	<1	252	<1	77	<1	81	214	<1	3210	<1	28	<10	29.6	10	<0.5	30	<1	785	80
N089	443	109	200	<1	93	<1	70	<1	44	91	<1	2850	<1	13	<10	25.4	13	<0.5	25	<1	357	38
N090	766	161	280	<1	162	<1	84	<1	136	154	<1	3020	<1	22	<10	30.9	8	<0.5	25	<1	679	71
N091	352	90	130	<1	72	<1	46	<1	23	74	<1	3580	<1	12	<10	27.9	13	<0.5	26	<1	333	39
N092	1160	194	290	<1	249	<1	50	<1	136	228	<1	3440	<1	31	<10	18.5	8	<0.5	20	<1	964	103
DUP-N092	287	222	280	<1	70	<1	42	<1	96	49	<1	3640	<1	12	<10	1.6	<3	<0.5	2	<1	487	114
N093	976	158	340	<1	213	<1	64	<1	152	204	<1	2420	<1	30	<10	56.6	26	<0.5	58	<1	845	87
N094	1370	227	250	<1	298	<1	38	<1	89	304	<1	3000	<1	47	<10	43.0	9	<0.5	34	<1	1340	149
N095	132	251	400	<1	26	<1	140	<1	171	37	<1	560	<1	13	<10	139.0	859	<0.5	21	<1	470	46

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Zn	Zr
METHOD	MMI-M5	MMI-M5
DETECTION	20	5
UNITS	PPB	PPB
N049	70	13
DUP-N049	100	13
N050	90	12
N051	60	17
N052	<20	15
N053	120	111
N054	450	133
N055	210	14
N056	500	104
N057	460	118
N058	560	47
N059	700	95
N060	390	40
N061	430	60
DUP-N061	380	64
N062	210	24
N063	470	23
N064	70	11
N065	70	8
N066	260	49
N067	480	31
N068	340	32
N069	1050	80
N070	530	65
N071	990	31
N072	480	42
N073	30	18
DUP-N073	<20	16
N074	460	49
N075	330	135
N076	530	34
N077	340	69
N078	370	34
N079	350	87
N080	360	132
DUP-N080	360	129
N081	520	63
N082	410	11
N083	420	8
N084	490	30
N085	590	83
N086	500	16
N087	380	46
N088	330	18
N089	370	24
N090	670	17
N091	320	18
N092	340	15
DUP-N092	350	<5
N093	320	37
N094	300	31
N095	580	75

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Ag	Al	As	Au	Ba	Bi	Ca	Cd	Ce	Co	Cr	Cu	Dy	Er	Eu	Fe	Gd	La	Li	Mg	Mo	Nb
METHOD	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5
DETECTION	1	1	10	0.1	10	1	10	1	5	5	100	10	1	0.5	0.5	1	1	1	5	1	5	0.5
UNITS	PPB	PPM	PPB	PPB	PPB	PPB	PPM	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPM	PPB	PPB	PPB	PPM	PPB	PPB
N096	13	16	<10	0.1	1200	<1	350	8	745	29	<100	990	94	48.6	27.3	11	142	317	<5	194	<5	<0.5
N097	12	190	<10	0.7	2460	1	120	26	415	347	<100	840	88	59.0	14.4	89	72	185	17	77	<5	3.6
N098	3	45	<10	0.1	1610	<1	310	3	1200	35	<100	620	118	71.1	29.7	13	156	438	6	123	<5	<0.5
N099	3	173	<10	<0.1	1520	<1	90	2	23	52	<100	180	4	5.5	0.7	92	2	10	11	59	<5	<0.5
N100	6	127	<10	<0.1	2550	<1	110	1	9	31	<100	1120	2	2.9	0.5	154	<1	4	13	75	<5	<0.5
N101	1	95	<10	<0.1	1050	<1	80	<1	36	35	<100	440	4	2.6	0.9	211	3	16	<5	76	<5	1.2
N102	9	101	<10	0.3	1410	<1	90	3	80	324	<100	2430	13	19.3	2.1	274	9	32	5	64	<5	1.0
N103	5	85	<10	0.2	2990	<1	260	7	1320	29	<100	620	127	73.3	33.7	22	162	587	5	104	<5	<0.5
N104	15	20	<10	0.3	1540	<1	560	7	115	62	<100	970	54	35.8	11.5	7	66	110	22	173	<5	<0.5
DUP-N104	14	17	<10	0.2	1540	<1	550	6	101	57	<100	1020	53	33.1	11.1	7	63	108	24	168	<5	<0.5
N105	10	33	<10	0.2	3530	<1	540	5	582	19	<100	1230	103	70.0	23.5	7	131	343	32	206	<5	<0.5
N106	4	115	<10	0.1	1310	<1	70	2	97	668	<100	1710	7	7.1	1.4	279	6	31	7	50	5	6.9

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Nd	Ni	Pb	Pd	Pr	Pt	Rb	Sb	Sc	Sm	Sn	Sr	Ta	Tb	Te	Th	Ti	Tl	U	W	Y	Yb
METHOD	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5	MMI-M5
DETECTION	1	5	10	1	1	1	5	1	5	1	1	10	1	1	10	0.5	3	0.5	1	1	5	1
UNITS	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB	PPB
N096	523	177	100	<1	109	<1	25	<1	21	121	<1	3810	<1	18	<10	43.6	18	<0.5	202	<1	422	35
N097	263	187	480	<1	59	<1	122	<1	150	59	<1	1170	<1	13	<10	150.0	671	<0.5	29	<1	446	51
N098	607	158	160	<1	133	<1	62	<1	35	128	<1	2470	<1	21	<10	65.1	12	<0.5	42	<1	583	58
N099	10	77	<10	<1	2	<1	113	<1	17	2	<1	780	<1	<1	<10	15.9	47	0.6	19	<1	17	6
N100	4	119	<10	<1	1	<1	106	<1	18	<1	<1	1170	<1	<1	<10	15.4	54	1.0	8	<1	7	5
N101	18	193	<10	<1	4	<1	85	<1	29	3	<1	670	<1	<1	<10	17.9	198	0.5	79	<1	18	2
N102	43	410	<10	<1	11	<1	115	<1	74	9	<1	740	<1	2	<10	63.0	218	<0.5	125	<1	68	17
N103	749	133	350	<1	164	<1	122	<1	156	153	<1	2260	<1	23	<10	76.1	19	<0.5	34	<1	640	61
N104	167	209	100	<1	32	<1	21	<1	17	43	<1	3670	<1	9	<10	28.1	6	<0.5	14	<1	276	27
DUP-N104	158	202	90	<1	31	<1	21	<1	16	41	<1	3630	<1	9	<10	29.2	6	<0.5	15	<1	257	25
N105	431	131	260	<1	88	<1	42	<1	29	99	<1	4500	<1	17	<10	17.0	7	<0.5	35	<1	510	62
N106	31	246	30	<1	8	<1	122	<1	58	6	<1	600	<1	1	<10	94.3	1820	0.5	17	<1	34	7

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

ANALYTE	Zn	Zr
METHOD	MMI-M5	MMI-M5
DETECTION	20	5
UNITS	PPB	PPB
N096	130	20
N097	510	114
N098	380	31
N099	80	8
N100	50	6
N101	40	14
N102	90	38
N103	450	34
N104	470	13
DUP-N104	440	13
N105	490	14
N106	90	83

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

CERTIFICATE OF AUTHOR AND CONSENT

I, Andre Ciesielski, P. Geol. do hereby certify that :
1.	I am a Canadian citizen, living at 1777 Du Manoir Av., Montreal, H2V 1B7, Qc, Canada ; telephone : 1 514 544 9741; e-mail : ancies@videotron.ca
2.	I have a bachelor degree in geology from Universite de Montreal (BSc. Geol, 1972) a DEA and a Doctorat de 3e cycle from "Université Pierre et Marie Curie" (Paris VI) (DEA, 1974 and DSc. Geol, 1978).
3.	I am a member of "L'Ordre des Géologues du Québec" under # 514.
4.	I have worked as a geologist for a total of 30 years since my graduation from university. I have performed geological works and made numerous field trips in the Abitibi belt.
5.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.
I am responsible for the preparation of the Report titled "Technical Report on Au-Cu-Ni-PGE Potential of the Nico Property". I have visited the property on September 26 and 27, 2008 to complete this report.

7.	I have not had prior involvement with the property that is the subject of this Technical Report.
8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.
10.	I have read National Instrument 43-101 and Form 43-101F1 and the technical Report has been prepared in compliance with that instrument and form.
11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on their websites accessible by the public, of the Technical Report.

This February 23, 2009

/s/ Andre Ciesielski
_______________________
Andre Ciesielski, P. Geol

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

CERTIFICATE OF CO-AUTHOR AND CONSENT

Report Title: TECHNICAL REPORT ON AU-CU-NI-PGE POTENTIAL OF THE NICO PROPERTY

I, Mario Justino, residing in Montreal, Quebec, Canada do hereby certify that:

1)	I am the Geology Manager with the firm of DIAGNOS Inc. with an office at Suite 340, 7005, Taschereau Boulevard, Brossard, Quebec, Canada;

2)
I am a graduate of McGill University, Montréal, Quebec with a B.Sc. (Hons.) in Geology in 1982, a graduate of Acadia Univeristy, Wolfville, Nova Scotia with a M.Sc. in Geology in1992, and I have practiced my profession since 1982.  I have participated in exploration programs for gold, base metals, uranium, and platinum group metals across Canada, in South America, and in Europe:

3)	I am a member in good standing of the Ordre des Géologues du Quebec (#1237) and a member of the Society of Economic Geologists;

4)
I have read the definition of "Qualified Person" as defined by National Instrument 43-101 (NI 43-101) and certify that by reason of my education and experience and affiliation with a professional association, I fulfill the requirements of a "Qualified Person" for the purposes of NI 43-101;

5)	I am an employee of and hold stocks options in DIAGNOS Inc., vendor of the Nico project claims and hence not independent of the issuer;

6)	I am the co-author of this report, but I have not personally visited the project area;

7)
The current report is based on compilation of historical data in the public domain and geological field work carried out by employees of DIAGNOS Inc. under my supervision using Exploration Best Practices Guidelines;

8)	I have read NI 43-101, Form 43-101F1, and Companion Policy 43-101CP and this technical report has been prepared, to the best of my knowledge, in compliance with these instruments;

9)
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

10)
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and to any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files or on their websites accessible by the public.

Dated February 23, 2009                                                                      Montreal, Quebec, Canada

/s/ Mario Justino
Mario Justino M.Sc., P.Geo.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

CONSENT OF QUALIFIED PERSON

To:          Grand Peak Capital Corp.
British Columbia Securities Commission
                Alberta Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re: Grand Peak Capital Corp. (the "Company") – Consent

I, Andre Ciesielski, P. Geo., do hereby consent to the public filing of the technical report titled: "Technical Report on Au-Cu-Ni-PGE Potential of the Nico Property" dated February 23, 2009 (the "Technical Report"), and to abstracts from, or summary of, the Technical Report in the Company's Notice of Meeting and Management Information Circular for an Annual General and Special Meeting of Shareholders in respect of an Arrangement between the Company and Lucky Minerals Inc. dated February 23, 2009 (the "Information Circular") with any stock exchange or other regulatory authority.

I also certify that I have read the Information Circular, and agree that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 23rd day of February, 2009.

/s/ "Andre Ciesielski"
Andre Ciesielski, P. Geo.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008

CONSENT OF QUALIFIED PERSON

To:          Grand Peak Capital Corp.
British Columbia Securities Commission
                Alberta Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re: Grand Peak Capital Corp. (the "Company") – Consent

I, Mario Justino, P. Geo., do hereby consent to the public filing of the technical report titled: "Technical Report on Au-Cu-Ni-PGE Potential of the Nico Property" dated February 23, 2009 (the "Technical Report"), and to abstracts from, or summary of, the Technical Report in the Company's Notice of Meeting and Management Information Circular for an Annual General and Special Meeting of Shareholders in respect of an Arrangement between the Company and Lucky Minerals Inc. dated February 23, 2009 (the "Information Circular") with any stock exchange or other regulatory authority.

I also certify that I have read the Information Circular, and agree that it fairly and accurately represents the information in the Technical Report that supports the disclosure. .

Dated this 23rd day of February, 2009.

/s/ "Mario Justino"
Mario Justino, P. Geo.

Technical Report – Nico Property, Central Abitibi – Québec
A. Ciesielski, P. Geo. & M. Justino, P. Geo., 2008